Execution Version

UNDERWRITING AGREEMENT

March 6, 2024

Dolly Varden Silver Corporation
595 Burrard Street, Suite 3123
Vancouver, BC

V7X 1J1

Attention: Mr. Shawn Khunkhun President and Chief Executive Officer

Research Capital Corporation, as co-lead underwriter and sole bookrunner, and Haywood Securities Inc., as co-lead underwriter, on behalf of a syndicate of underwriters including Raymond James Ltd. (collectively, the "Underwriters"), understand that Dolly Varden Silver Corporation (the "Corporation") proposes to issue and offer for sale 14,285,700 Charity Flow-Through Shares (as hereinafter defined) at a price of $1.05 per Charity Flow-Through Share (the "Offering Price") totheUnderwriters, in therespective percentagesset forth in Section 13hereof, for aggregate gross proceeds to the Corporation of $14,999,985 (the "Offering").

Based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions set out below, the Underwriters hereby severally (and not jointly or jointly or severally) agree to purchase from the Corporation on a "bought deal" basis and the Corporation hereby agrees to issue and sell to the Underwriters, the respective percentages of the Charity Flow-Through Shares set forth opposite the name of each Underwriter in Section 13 at the Offering Price per Charity Flow-Through Share. After a reasonable effort has been made to sell all of the Charity Flow-Through Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Offering Price shall not affect the aggregate Offering Price payable to the Corporation.

The Underwriters and the Corporation agree that the Underwriters may arrange for substitute purchasers (the "Substituted Purchasers") for the Charity Flow-Through Shares in the Selling Jurisdictions (as hereinafter defined) subject to the terms and conditions set out in this Agreement.

The Charity Flow-Through Shares may be distributed in Qualifying Jurisdictions (as hereinafter defined) by the Underwriters pursuant to the Prospectus (as hereinafter defined) and, in the United States (as hereinafter defined) solely on a private placement basis in accordance with available exemptions from the registration requirements of the U.S. Securities Act (as hereinafter defined) and applicable state securities laws , to or for the account or benefit of persons in the United States or U.S. Persons (as hereinafter defined). The Qualifying Jurisdictions, together with the United States, are hereinafter referred to collectively as the "Selling Jurisdictions". Any offers or sales in the United States or to U.S. Persons shall be effected only by or through one or more duly-registered United States broker-dealers (the "U.S. Selling Group Members") appointed by the Underwriters as sub-agents under certain exemptions from the registration requirements of the U.S. Securities Act and the applicable state laws. The Corporation agrees that the Underwriters may, in their sole discretion, direct payment bytheCorporationof anyamounts owing underthis agreementto anyU.S.Selling Group Member appointed by the Underwriters. Subject to applicable law, including U.S. Securities Laws (as hereinafter defined) and the terms of this Agreement, the Charity Flow-Through Shares may also be distributed outside Canada and the United States, in such jurisdictions as the Corporation and the Underwriters may agree (such agreement not to be unreasonably withheld by the Corporation), where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions.

The Underwriters acknowledge and agree that the Charity Flow-Through Shares will not be registered under the U.S. Securities Act or under applicable state securities laws. Accordingly, the Corporation and the Underwriters agree that any offers or sales in the United States shall be conducted only in the manner specified in Schedule "C" hereof. All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through the U.S. Selling Group Members. The Underwriters shall cause the representations, warranties and covenants included in Schedule "C" hereto to be made by the U.S. Selling Group Members for the benefit of the Corporation and the Underwriters, in a separate agreement between the Underwriters and the U.S. Selling Group Members.

The Corporation agrees that the Underwriters will be permitted to appoint, in addition to the U.S. Selling Group Members, other appropriately registered investment dealers to form a selling group to participate in the offering of the Charity Flow-Through Shares. The Corporation grants all of the rights and benefits of this Agreement to any investment dealer who is a member of any Selling Group (as hereinafter defined) formed by the Underwriters and appoints the Underwriters as trustees of such rights and benefits for all such investment dealers, and the Underwriters hereby accept such trust and agree to hold such rights and benefits for and on behalf of all such investment dealers. The Underwriters shall ensure that any investment dealer who is a member of any Selling Group formed by the Underwriters pursuant to the provisions of this paragraph or with whom the Underwriters have a contractual relationship with respect to the Offering, if any, shall comply with the covenants and obligations given by the Underwriters herein. The Underwriters shall, however, be under no obligation to engage any sub-agent or form any Selling Group. Such other brokers and dealers, together with the Underwriters and any U.S. Selling Group Members, are collectively referred to herein as the "Selling Group".

In consideration for their services hereunder, the Corporation agrees to pay to the Underwriters the fees and other compensation set forth in this Agreement.

The following are the terms and conditions of the agreement between the Corporation and the Underwriters:

ARTICLE 1- INTERPRETATION

1.1 In this Agreement,

"Agreement" means this agreement, as it may be amended, modified or supplemented from time to time in accordance with its terms;

"Ancillary Documents" means the Subscription Agreements and all other agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement;

"Base Shelf Prospectus" means the short form base shelf prospectus of the Corporation dated April 25, 2023, including all of the Documents Incorporated by Reference;

"Big Bulk Project" means the Corporation's Big Bulk copper-gold project located in northwestern British Columbia, as more particularly described in the Corporation's Information Record;

"Business Day" means a day other than a Saturday, Sunday or statutory or banking holiday in the Province of Ontario or the Province of British Columbia;

"Canadian Exploration Expense(s)" or "CEE" means Canadian exploration expenses described in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act, or that would be described in paragraph (h) of that definition if the reference therein to paragraphs (a) to (d) and (f) to (g.4) were a reference to paragraph (f), other than (i) amounts which are prescribed to constitute a "Canadian exploration and development overhead expense" under the Tax Act, (ii) Canadian exploration expenses to the extent of the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act received by the Corporation, (iii) any expenditures described in paragraphs 66(12.6)(b.1) or (b.2) of the Tax Act, and (iv) any amount paid or payable for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of "expense" in subsection 66(15) of the Tax Act;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations, rules and forms thereunder together with applicable orders, rulings, instruments and published policy statements of the Canadian Securities Administrators;

"Canadian Securities Regulators" means the applicable securities commissions or similar regulatory authorities in each of the Qualifying Jurisdictions, and "Canadian Securities Regulator" means any one of them;

"Charity Flow-Through Shares" means Common Shares that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act;

"Claim" has the meaning given to it in Section 9.1 of this Agreement;

"Closing" means the closing of the Offering;

"Closing Date" means March 21, 2024, or such other date as the Company and RCC may agree;

"Commitment Amount" means the amount equal to $1.05 multiplied by the total number of Charity Flow-Through Shares subscribed and paid for pursuant to the Subscription Agreements;

"Common Shares" means common shares in the capital of the Corporation, as currently constituted;

"Contract" means any written or oral agreement, indenture, contract, lease, sublease, deed of trust, licence, option, or other legally enforceable obligation of or in favour of the applicable person;

"Corporation" has the meaning given to it in the first paragraph of this Agreement;

"Corporation Subsidiaries" means Homestake Resource and Homestake Royalty;

"Corporation's Auditors" means Davidson & Company LLP or such other firm of chartered professional accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

"Corporation's Counsel" means Stikeman Elliott LLP;

"Corporation's Information Record" means: (i) any statement contained in any press release, material change report, financial statement, annual information form, annual or interim report, proxy circular or other document of the Corporation which has been filed on SEDAR+, and (ii) any information which appears on the Corporation's website;

"CRA" means the Canada Revenue Agency;

"Documents Incorporated by Reference" means all financial statements, management's discussion and analysis, management information circulars, annual information forms, material change reports, marketing materials or other documents issued by the Corporation, whether before or after the date of this Agreement, that are incorporated by reference, or deemed to be incorporated by reference pursuant to NI 44-101, into the Offering Documents;

"Employee Plans" has the meaning given to it in Section 3.2(hh) of this Agreement;

"Enforceability Qualifications" means that enforceability is subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally and to general principles of equity;

"Environmental Laws" has the meaning given to it in Section 3.2(n) of this Agreement;

"Exchange" means the TSX Venture Exchange;

"Exchange Approval" means the conditional approval of the Exchange for the Offering;

"Expenditure Period" means the period commencing on the Closing Date and ending on the earlier of:

(a) the date on which an amount equal to the Commitment Amount has been fully expended in accordance with the terms hereof; and

(b) December 31, 2025.

"FCPA Legislation" means all applicable foreign corrupt practice Laws, including the Corruption of Foreign Public Officials Act (Canada);

"Financial Information" means (i) the audited financial statements of the Corporation as at and for the years ended December 31, 2022 and 2021, including; (ii) the notes thereto, together with the report of the Corporation's Auditors thereon, unaudited interim consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2023 and 2022; and (iii) in the case of each of (i) and (ii), the applicable accompanying management's discussion and analysis of financial condition and results of operations;

"Flow-Through Mining Expenditure" means an expense which qualifies, once renounced by the Corporation pursuant to the Tax Act to an eligible Subscriber (if such Subscriber is an individual (other than a trust or estate) subject to the Tax Act), as a "flow-through mining expenditure", as defined in subsection 127(9) of the Tax Act, of such Subscriber or, where such Subscriber is a partnership, of the members of the Subscriber who are individuals (other than a trust or estate) subject to the Tax Act to the extent of their respective shares of the expense so renounced and, for greater certainty, includes on the date hereof CEE incurred, or deemed by subsection 66(12.66) of the Tax Act to have been incurred, on or before December 31, 2025 in conducting mining exploration activities from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a "mineral resource" (as that phrase is defined in the Tax Act) which is:

(a) a base or precious metal deposit, or

(b) a mineral deposit in respect of which:

(i) the federal Minister of Natural Resources has certified that the principal mineral extracted is an industrial mineral contained in a non-bedded deposit,

(ii) the principal mineral extracted is ammonite gemstone, calcium chloride, diamond, gypsum, halite, kaolin or sylvite, or

(iii) the principal mineral extracted is silica that is extracted from sandstone or quartzite;

and is not an expense in respect of:

(c) trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than specified sampling),

(d) digging test pits (other than digging test pits for the purpose of carrying out specified sampling), and

(e) preliminary sampling (other than specified sampling);

"Governmental Authority" means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above (including the Exchange); or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable person, asset, obligation or other matter;

"Homestake Resource" means Homestake Resource Corporation;

"Homestake Royalty" means Homestake Royalty Corporation;

"IFRS" has the meaning given to it in Section 3.2(f);

"including" means including without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

"Indemnified Party" has the meaning given to it in Section 9.1 of this Agreement;

"Individual Commitment Amount" means, in respect of each Subscriber for Charity Flow-Through Shares, an amount equal to the subscription price specified in the respective Subscription Agreement multiplied by the number of Charity Flow-Through Shares subscribed and paid for by such Subscriber pursuant to such Subscription Agreement;

"Kitsault Valley Project" means the Corporation's combined Kitsault Valley project located in northwestern British Columbia, as more particularly described in the Corporation's Information Record;

"Kitsault Valley Technical Report" means the combined technical report with an effective date of September 28, 2022, and titled "Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada";

"Kitsault Valley Title Opinions" has the meaning given to it in Section 5.1(f) of this Agreement;

"Law" means any federal, provincial, territorial, state or municipal law, statute, ordinance, regulation, rule, by-law, judgment, decree, order or award of any Governmental Authority of competent jurisdiction;

"Lien" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, hypothec, pledge, title retention agreement, reservation of title, servitude, right of way, restrictive covenant, right of use or any matter capable of registration against title or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy property or assets;

"Material Adverse Effect" means the effect resulting from any event or change which has a material adverse effect on the consolidated business, affairs, capital, operations or assets (including assets in which the Corporation has a direct or indirect economic interest) of the Corporation;

"material change" has the meaning ascribed to such term in NI 51-102;

"material fact" means a material fact for the purposes of the Securities Laws or any of them or, where undefined under the Securities Laws of a jurisdiction, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Common Shares;

"Mining Claims" has the meaning given to it in Section 3.2(nn) of this Agreement;

"misrepresentation" means a misrepresentation as defined under the Securities Laws or any of them or, where undefined under the Securities Laws of a jurisdiction, means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"NEO" has the meaning given to it in Form 51-102F6V Statement of Executive Compensation - Venture Issuers;

"NI 43-101" means National Instrument 43-101 Standards of Disclosure for Mineral Projects;

"NI 44-101" means National Instrument 44-101 Short Form Prospectus Distributions;

"NI 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"Offer Letter" means the engagement letter between the Corporation and RCC dated March 4, 2024;

"Offering" has the meaning given to it in the first paragraph of this Agreement;

"Offering Documents" means, collectively, the Base Shelf Prospectus, the Prospectus Supplement, any amendments to such documents, any Supplementary Material or any marketing materials, and also includes, as applicable, the U.S. Placement Memorandum;

"Offering Price" has the meaning given to it in the first paragraph of this Agreement;

"Qualifying Jurisdictions" means each of the provinces of Canada, except Quebec;

"Outstanding Convertible Securities" means all options (whether put or call options), including options granted or proposed to be granted to officers, directors, employees or consultants, share purchase or acquisition rights or warrants and other convertible securities outstanding, whether issued pursuant to an established plan or otherwise;

"person" means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

"Projects" means, together, the Kitsault Valley Project and the Big Bulk Project;

"Prospectus" means the Base Shelf Prospectus, as supplemented by the Prospectus Supplement and any Supplementary Material, in each case including all of the Documents Incorporated by Reference;

"Prospectus Supplement" means the shelf prospectus supplement dated the date hereof relating to the qualification in all of the Qualifying Jurisdictions of the distribution of the Charity Flow-Through Shares under Canadian Securities Laws, including all of the Documents Incorporated by Reference;

"Prospectus Supplement Date" means the date of the Prospectus Supplement;

"Resource Expense" means an expense which is (i) CEE, (ii) qualifies as a Flow-Through Mining Expenditure and (iii) qualifies as a "BC flow-through mining expenditure" as defined in section 4.721 of the Income Tax Act (British Columbia) with respect to Subscribers who are qualifying individuals under the Income Tax Act (British Columbia), which will allow such Subscribers to claim a 20% BC mining flow-through share tax credit;

"RCC" means Research Capital Corporation, the co-lead underwriter and sole bookrunner for the Offering;

"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

"SEC" means the United States Securities Exchange Commission;

"Securities Commissions" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Jurisdictions and "Securities Commission" means a securities commission or other securities regulatory authority in any one Qualifying Jurisdiction, as the context may require;

"Securities Laws" means, unless the context otherwise requires, all Canadian Securities Laws and U.S. Securities Laws;

"SEDAR+" means the System for Electronic Data Analysis and Retrieval established by National Instrument 13-103 - System for Electronic Data Analysis and Retrieval + (SEDAR+) of the Canadian Securities Administrators;

"Selling Group" has the meaning set out on page 2 of this Agreement;

"Selling Jurisdictions" has the meaning set out on page 1 of this Agreement;

"Subscribers" means purchasers of the Charity Flow-Through Shares pursuant to the Subscription Agreements;

"Subscription Agreements" means the subscription and renunciation agreements for the Charity Flow-Through Shares, to be entered into by the Corporation and RCC (on behalf of the Underwriters) or any participants in the Selling Group, as agents, on behalf of the Subscribers;

"subsidiary" has the meaning given to such term under NI 45-106;

"Substituted Purchasers" has the meaning set out on page 1 of this Agreement;

"Supplementary Material" means, collectively, any amendment to or amendment and restatement of the Base Shelf Prospectus and/or the Prospectus Supplement, and any further amendment, amendment and restatement or supplemental prospectus thereto or ancillary materials that may be filed by or on behalf of the Corporation under the Canadian Securities Laws relating to the Offering;

"Survival Limitation Date" means the second anniversary of the Closing Date;

"Tax Act" means the Income Tax Act (Canada), as amended, re-enacted or replaced from time to time;

"Termination Date" means December 31, 2025;

"Time of Closing" means 8:30 am (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Underwriters;

"Underwriters" has the meaning given to it in the first paragraph of this Agreement;

"Underwriters' Counsel" means McCarthy Tétrault LLP;

"Underwriting Fee" means the fee payable to the Underwriters as specified in Section 7.1 of this Agreement;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" has the meaning given to such term in Rule 902(k) of Regulation S;

"U.S. Placement Memorandum" means the private placement memorandum prepared for use in connection with the private placements of the Charity Flow-Through Shares in the United States;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, the rules and policies of the SEC and any applicable state securities laws; and

"U.S. Selling Group Members" has the meaning set out on page 1 of this Agreement.

1.2 The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraph" and "Section" (unless otherwise indicated) are to the appropriate paragraphs and Sections of this Agreement. Unless the context otherwise requires, any reference to a statute shall be deemed to include regulations made pursuant thereto, all amendments in force from time to time and any statute or regulation that may be passed that has the effect of supplementing or superseding the statute or regulation referred to.

1.4 Any action or payment required or permitted to be taken or made hereunder on a day which is not a Business Day shall or may be, as the case may be, taken or made on the next succeeding Business Day, except when otherwise prescribed by Securities Laws or rules and policies of the Exchange, with the same force and effect as if taken or made within the period for the taking or making of such action.

1.5 This Agreement shall be governed by and construed in accordance with the internal laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to conflicts of law rules.

1.6 All amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.7 In this Agreement, a reference to "knowledge" of the Corporation means to the best of the knowledge of Shawn Khunkhun, President and Chief Executive Officer of the Corporation, and Ann Fehr, Chief Financial Officer of the Corporation, in each case having made due inquiry.

1.8 Thefollowing are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" -  Details of the Corporation's Material Mining Properties

Schedule "B" -  Details as to Outstanding Convertible Securities

Schedule "C"               Compliance with United States Securities Laws

ARTICLE 2- PURCHASE, SALE AND DISTRIBUTION

2.1 Each Subscriber who is resident in a Qualifying Jurisdiction shall purchase the Charity Flow-Through Shares pursuant to the Prospectus. Each other purchaser not resident in a Qualifying Jurisdiction, or located outside of a Qualifying Jurisdiction, shall purchase the Charity Flow-Through Shares, which have been qualified by the Prospectus in Canada, only on a private placement basis under the applicable securities laws of the jurisdiction in which the purchaser is resident or located, in accordance with such procedures as the Corporation and the Underwriters may mutually agree, acting reasonably, in order to fully comply with Securities Laws and the terms of this Agreement (including Schedule "C" to this Agreement).

2.2 The Corporation will deliver, without charge, to the Underwriters copies of the Prospectus Supplement and the Base Shelf Prospectus, signed and certified as required by Canadian Securities Laws, together with all Documents Incorporated by Reference and not previously delivered to the Underwriters; provided that if any such Document Incorporated by Reference is available to the public on SEDAR+, such document or information will be deemed to have been delivered in satisfaction of this requirement.

2.3 The Corporation will prepare and deliver promptly to the Underwriters, without charge, copies of all Supplementary Material, as applicable, signed andcertified as required under Canadian Securities Laws, together with all Documents Incorporated by Reference and not previously delivered to the Underwriters (provided that if such Document Incorporated by Reference is available to the public on SEDAR+, such document or information will be deemed to have been delivered in satisfaction of this requirement), and accompanied by documents corresponding to those referred to in Section 2.6

2.4 The Corporation will furnish the Underwriters, without charge, with commercial copies of the Prospectus in such quantities and deliver to such cities in the Qualifying Jurisdictions as the Underwriters may from time to time reasonably request by written instructions to the Corporation. Such delivery shall be effected as soon as possible and, in any event, in each of the Qualifying Jurisdictions, on or before 10:00 a.m. (local time) on the second Business Day following the Prospectus Supplement Date. The Corporation shall promptly furnish the Underwriters, without charge, with commercial copies of any Supplementary Material in such quantities and deliver to such cities in the Qualifying Jurisdictions as the Underwriters may from time to time reasonably request by written instructions to the Corporation.

2.5 Each delivery of the Prospectus and any Supplementary Materials by the Corporation to the Underwriters will constitute the consent of the Corporation to the use of such document, as applicable, in connection with the Offering of the Charity Flow-Through Shares and will constitute the representation and warranty of the Corporation to the Underwriters that, at the respective times of such delivery:

(a) all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters in writing expressly for inclusion therein) contained therein:

(i) are true and correct in all material respects and contain no misrepresentation; and

(ii) constitute full, true and plain disclosure of all material facts relating to the Charity Flow-Through Shares and to the Corporation and the Corporation Subsidiaries considered as a whole;

(b) such document does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made (except statements or facts relating solely to the Underwriters); and

(c) such document complies in all material respects with Canadian Securities Laws at the time filed and at the time when it is first sent or delivered to a purchaser or potential purchaser.

2.6 Prior to the filing of the Prospectus Supplement, the Corporation must deliver to the Underwriters a comfort letter from the Corporation's Auditor dated the Prospectus Supplement Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the board of directors of the Corporation relating to the verification of the Financial Information, statistical and accounting data contained in or incorporated or deemed to be incorporated by reference in the Prospectus and matters involving changes or developments since the respective dates as of which specified Financial Information is given in the Prospectus (including Financial Information incorporated or deemed to be incorporated therein), to a date not more than two Business Days prior to the date of such letter.

2.7 The Corporation hereby agrees to comply with all Securities Laws on a timely basis in connection with the distribution of the Charity Flow-Through Shares and the Corporation shall execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to Canadian Securities Laws within the time required, and in the form prescribed, by Canadian Securities Laws.

2.8 The Corporation also agrees to file within the periods stipulated under applicable Laws outside of Canada and at the Corporation's expense all private placement forms required to befiled by theCorporation in connection with the Offering and pay allfiling fees required to be paid in connection therewith so that the distribution of the Charity Flow-Through Shares outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the applicable Laws outside of Canada.

2.9 The Underwriters agree to offer the Charity Flow-Through Shares for sale only in the Selling Jurisdictions and to offer and sell the Charity Flow-Through Shares to purchasers in the United States only in compliance with Schedule "C" attached hereto, and, subject to the consent of the Corporation (acting reasonably), in such jurisdictions outside of the Selling Jurisdictions where permitted by and in accordance with Securities Laws and the applicable securities laws of such other jurisdictions, and provided that in the case of jurisdictions other than the Qualifying Jurisdictions, the Corporation shall not be required to become registered or file a prospectus or registration statement or similar document in such jurisdictions and the Corporation will not be subject to any continuous disclosure requirements in such jurisdictions.

2.10 The Corporation understands that following the issuance of Charity Flow-Through Shares to Subscribers, some or all of the Charity Flow-Through Shares issued may be (i) donated to a "qualified donee", as defined in the Tax Act, as part of a charitable donation arrangement promoted by a third party; (ii) immediately sold to a third party, or (iii) any combination of (i) and (ii) (each a "Follow-On Transaction").

2.11 The Underwriters acknowledge that the Corporation has no knowledge of the Follow-On Transactions other than that they may or may not occur, that the Corporation makes no representation or warranty with respect to the tax effects any Follow-On Transaction may have on the status of the Charity Flow-Through Shares as "flow-through shares" for the purposes of the Tax Act, that the Corporation is not a "promoter" (as such term is defined in the Tax Act) in respect of any such Follow-On Transactions and that the Corporation will have no involvement or participation in any Follow-On Transactions, other than to register any transfer of securities required as a result, if permitted in accordance with Securities Laws, and that the promoter of such Follow-on Transaction shall be solely responsible for and liable for obtaining and providing the relevant tax shelter numbers in respect of any Follow-On Transaction which constitutes a "gifting arrangement" and "tax shelter" (each for the purposes of the Tax Act).

2.12 The Underwriters do not act, and will not purport to act, as agent or representative of the Corporation in connection with any Follow-On Transaction and services or activities, if any, performed by the Underwriters in connection with any Follow-On Transaction are excluded from this Agreement. The consideration payable to the Underwriters hereunder is for the Underwriters' services in respect of the Offering only. The parties further acknowledge that the Corporation is not entitled, and will not become entitled, to receive any consideration in respect of any Follow-On Transaction that might occur.

2.13 The Corporation shall not be liable or responsible for any breach of covenant or representation given in this Agreement which is dependent solely on the Charity Flow-Through Shares qualifying as "flow-through shares" as defined in subsection 66(15) of the Tax Act, if the Charity Flow-Through Shares do not so qualify is that they are "prescribed shares" under subsection 6202.1 of the regulations to the Tax Act as a result of a Follow-On Transaction. For certainty, all other covenants and representations given by the Corporation in this Agreement which are not affected directly by any Follow-On Transaction shall remain in full force and effect.

ARTICLE 3- REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1 Representations, Warranties, Covenants and Acknowledgements of the Underwriters

Each Underwriter hereby severally represents, warrants and covenants with the Corporation that:

(a) it is a valid and subsisting corporation, duly incorporated, continued, amalgamated or formed, as applicable, and in good standing under the laws of the jurisdiction in which it is existing;

(b) it is, and will remain until the completion of the Offering, appropriately qualified and registered under Securities Laws so as to permit it to lawfully fulfil its obligations hereunder;

(c)  it has all requisite corporate power and capacity to enter into this Agreement and the Subscription Agreements and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(d) this Agreement and the Subscription Agreements has been duly authorized, executed and delivered by it and shall constitute a valid and binding obligation of such Underwriter, enforceable against it in accordance with its terms except as to the Enforceability Qualifications;

(e) it has complied and will comply, and shall require any other member of the Selling Group to comply, with Securities Laws in connection with the distribution of the Charity Flow-Through Shares including the U.S. selling restrictions imposed by the laws of the United States and the applicable states of the United States, and the terms and provisions set forth in Schedule "C" to this Agreement, shall ensure that each member of the Selling Group agrees to comply with the covenants and obligations given by the Underwriter herein, to the extent applicable, and shall offer the Charity Flow-Through Shares in the Selling Jurisdictions directly and through the Selling Group only upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriter has offered and will offer, and shall require any member of the Selling Group to offer, and sell the Charity Flow-Through Shares only in the Selling Jurisdictions where they may be lawfully offered for sale or sold. For the purposes of this Section 3.1, the Underwriter shall be entitled to assume that the Charity Flow-Through Shares are qualified for distribution in each Qualifying Jurisdiction where a receipt or similar document for the Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Prospectus unless otherwise notified in writing; and

(f) it shall not, and shall require each member of the Selling Group to agree to not, directly or indirectly, sell or solicit offers to purchase the Charity Flow-Through Shares or distribute or publish any offering circular ,prospectus, form of application, advertisement or other offering materials in any jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Corporation with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject the Corporation (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the Prospectus or any Supplementary Material in the Qualifying Jurisdictions).

3.2 Representations, Warranties and Covenants of the Corporation

The Corporation hereby represents and warrants to, and covenants with, the Underwriters, intending that the same may be relied upon by the Underwriters (except to the extent that any such representation, warranty or covenant would otherwise cause any of the Charity Flow-Through Shares not to be "flow-through shares" as defined in subsection 66(15) of the Tax Act), that:

(a) Good Standing of the Corporation. The Corporation has been duly formed and is validly existing under the Business Corporations Act (British Columbia) and is current and up to date with all filings required to be made by it, and has all requisite corporate power and authority to carry on its business as currently conducted, and to own, lease and operate its properties and assets and to carry out the transactions contemplated by this Agreement and the Ancillary Documents and carrying out the obligations hereunder and thereunder. The Corporation is duly qualified or authorized to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(b) Subsidiaries. Other than the Corporation Subsidiaries, the Corporation does not have any subsidiaries. Each Corporation Subsidiary has been incorporated and is validly existing under the provincial laws of British Columbia, and is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite power and authority (corporate and other) to conduct its business and to own, lease and operate its properties and assets. The authorized capital of Homestake Resource consists of an unlimited number of common shares in the capital of Homestake Resource. As at the date hereof, there are 73,183,435 common shares in the capital of Homestake Resource issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non-assessable common shares in the capital of Homestake Resource. The Corporation is the legal, beneficial and registered owner of all of the common shares in the capital of Homestake Resource free and clear of all Liens. The authorized capital of Homestake Royalty consists of unlimited common shares without par value and as of the date hereof, there is one common share in the capital of Homestake Royalty issued and outstanding that has been duly authorized and validly issued and is fully paid and non-assessable. Homestake Resource is the legal, beneficial and registered owner of the single issued and outstanding common share in the capital of Homestake Royalty free and clear of all Liens. No person has any right, agreement or option for the purchase from the Corporation or any Corporation Subsidiary any interest in any of such shares of any Corporation Subsidiary or for the issue or allotment of any unissued shares in the capital of any Corporation Subsidiary.

(c) Share Capital of the Corporation. As of the date hereof, prior to giving effect to the Offering, the authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of the date hereof, 270,366,399 Common Shares are issued and outstanding as fully paid and non-assessable shares. As of the date hereof, other than as described in Schedule "B" to this Agreement and other than pursuant to this Agreement, there are no Outstanding Convertible Securities of the Corporation.

(d) Authorization. The Corporation has full corporate power and authority to issue the Charity Flow-Through Shares. The Charity Flow-Through Shares, when issued, will have been duly and validly issued as fully paid and non-assessable.

(e) Absence of Rights. Except as adequately otherwise disclosed in the Corporation's Information Record (including Hecla Canada Ltd. and Fury Gold Mines Ltd.'s pre-emptive rights), there is no right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Common Shares or any other agreement or option, for the issue or allotment of any unissued Common Shares or any other security convertible into or exchangeable for any Common Shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding Common Shares.

(f) Financial Information. The Financial Information:

(i) presents fairly, in all material respects, the financial position of the Corporation, and the results of its operations and its cash flows, for the periods specified in such Financial Information; and

(ii) conforms with International Financial Reporting Standards applicable in Canada ("IFRS").

(g) Off Balance Sheet. The Corporation has not engaged in any "off balance sheet" or similar financing.

(h) Liabilities. The Corporation does not have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not adequately disclosed or referred to in the Financial Information, other than liabilities, obligations or indebtedness or commitments incurred after the last period covered by the Financial Information in the normal course of business and which would not reasonably be expected to have a Material Adverse Effect.

(i) Non-Contravention. Neither the Corporation nor any Corporation Subsidiary is in violation of its constating documents. None of the Offering, the execution, delivery and performance of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated herein and therein, including the issue of the Charity Flow-Through Shares and the renunciation of CEE to the Subscribers, does or will:

(i) subject to compliance by the Underwriters with the provisions of this Agreement, require the consent, approval, authorization, order oragreement of, or registration or qualification with, any Governmental Authority or other person, except:

A. such as have been obtained, or

B. such as may be required under the Securities Laws and the policies of the Exchange and will be obtained by the Closing Date; or

(ii) conflict with, or result in any violation or breach of, or default(with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of or Lien upon any of the consolidated properties or assets of the Corporation under any provision of:

A. the constating documents of the Corporation or any Corporation Subsidiary, or

B. subject to the filings and other matters referred to in the immediately following sentence:

(1) any Contract to which the Corporation or any Corporation Subsidiary is a party or by which any of its properties or assets are bound;

(2) any Law applicable to the Corporation or any Corporation Subsidiary or any of their respective properties or assets; or

(3) any authorization held or obtained by the Corporation or any Corporation Subsidiary or in which they have an economic interest,

other than any such conflicts, violations, defaults, rights, losses or Liens that would not, in any case of (i) or (ii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j) Independent Accountants. The accountants who reported on the Financial Information are independent with respect to the Corporation within the meaning of Canadian Securities Laws. There has never been any reportable event (within the meaning of NI 51-102) with the current auditors or any former auditors (if any) of the Corporation.

(k) Material Assets. The Corporation is, directly or indirectly, the legal and beneficial owner of, and has good and marketable right, title and interest in and to the assets of the Corporation and the Corporation Subsidiaries. The interests of the Corporation in the assets are as reflected in the Corporation's Information Record and free and clear of all Liens (except as otherwise disclosed in the Corporation's Information Record or the Prospectus). The Corporation's direct or indirect ownership interests in the Mining Claims are as will be set forth in the Kitsault Valley Title Opinions, respectively. Any and all Contracts pursuant to which the Corporation or, to the knowledge of the Corporation, any Corporation Subsidiary, holds material assets or is entitled to the use of or acquire ownership of material assets (whether directly or indirectly) (including in respect of the Kitsault Valley Project, subject to the qualifications to be provided in the Kitsault Valley Title Opinions) are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, and there is currently no material default of any of the provisions of any such agreements nor has any such default been alleged, and the Corporation, after making due enquiries, is not aware of any disputes with respect thereto and such assets are in good standing under the applicable Laws of the jurisdictions in which they are situate, and all leases, licences, concessions, mineral rights and claims pursuant to which the Corporation or a Corporation Subsidiary has an economic interest (whether legal or beneficial) in such material assets are in good standing (subject to the qualifications to be provided in the Kitsault Valley Title Opinions) and there has been no material default under any such leases, licences, concessions, and claims of the Corporation and all taxes required to be paid by the Corporation with respect to such assets to the date hereof have been paid.

(l) Technical Information. The Corporation has filed all technical reports as required by NI 43-101 for each mineral project on a property material to the Corporation, and any such technical reports have been prepared in material compliance with the requirements thereof. The technical information set forth in the documents filed by the Corporation on SEDAR+, including relating to any estimates by the Corporation of mineral resources and mineral reserves, has been reviewed and approved by qualified persons (as defined in NI 43-101) and, in all cases, the resource information has been prepared in accordance with Canadian industry standards set forth in NI 43-101, and the information upon which any estimates of resources and reserves were based was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof. The Kitsault Valley Technical Report and any other such technical reports are the only "current" technical reports of the Corporation for the purposes of NI 43-101 and, to the knowledge of the Corporation, no material information was withheld from the authors thereof for the purposes of preparing the Kitsault Valley Technical Report and, to the knowledge of the Corporation, all information provided to such authors for such purposes is true and accurate and not misleading and was given in good faith. All statements of fact relating to the Corporation and its activities contained in the Kitsault Valley Technical Report are true and accurate in all material respects as of the date thereof and no such fact has been omitted therefrom (or information withheld) the omission of which would make any statement of fact therein misleading. To the knowledge of the Corporation, there have been no material changes to such information since the date of delivery or preparation thereof, except as adequately disclosed in the Corporation's Information Record.

(m) Exploration and Development Activities. To the knowledge of the Corporation:

(i) all assessments or other work required to be performed within the areas covered by the Mining Claims in order to maintain the Corporation's interests therein have been performed to date and the Corporation has complied in all material respects with all applicable Laws in this regard, as well as with regard to legal, contractual obligations to third parties in this regard except for any non-compliance that would not, either individually or in the aggregate, have a Material Adverse Effect;

(ii) there are no expropriations or similar proceedings against any property in which the Corporation has a direct or indirect economic interest or any related mining claim; and

(iii) all exploration and development activities conducted on premises in which the Corporation has a direct or indirect economic interest have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace Laws have been duly complied with, except where the failure to so conduct operations would not reasonably be expected to have a Material Adverse Effect.

(n) Environmental Laws. To the Corporation's knowledge (i) neither the Corporation nor any Corporation Subsidiary is in violation of any federal, provincial, state, local, municipal or foreign Law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including Laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws") except where such violations would not be reasonably expected, on an individual or aggregate basis, to have a Material Adverse Effect, (ii) the Corporation and each Corporation Subsidiary has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their requirements, except where the failure to have such permits, authorizations and approvals would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, and (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any Corporation Subsidiary which, if determined adversely, would reasonably be expected to have a Material Adverse Effect. Other than for ongoing legislative reporting, there are no environmental audits, evaluations, assessments, studies or tests that were commissioned by the Corporation or any Corporation Subsidiary respecting the business, operations, properties or facilities of the Corporation or any Corporation Subsidiary or in which it has a direct or indirect economic interest.

The Mining Claims are not located in any environmental conservation unit, whether 'full protection units' or 'sustainable use units', nor in their buffer zones, or in Aboriginal protection areas.

There is no tailings dam (or water dam) within, or within a radius of 100 km outside of, the areas covered by the Mining Claims. The Mining Claims are not located within any tailings (or water) dam rescue zones.

(o) Conduct of Business; Possession of Licenses and Permits. The Corporation and, to the knowledge of the Corporation, each of the Corporation Subsidiaries, has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business. The Corporation and, to the knowledge of the Corporation, each of the Corporation Subsidiaries, as the case may be, possesses such permits, certificates, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, provincial, state, local or foreign, as applicable, Governmental Authorities necessary to own, lease, stake or maintain the mining rights and property claims and other property interests and to conduct the business now operated, including to conduct exploration at the Corporation's various projects, except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Material Adverse Effect. The Corporation and, to the knowledge of the Corporation, each Corporation Subsidiary, as the case may be, is in compliance with the terms and conditions of all such Governmental Licenses, and is not in violation of, or in default under, applicable Laws (including Environmental Laws) of any Governmental Authorities having, asserting or claiming jurisdiction over the Corporation or over any part of the Corporation's operations or assets except where such non-compliance, violation or default would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Corporation, all of the Governmental Licenses are valid and in full force and effect. Neither the Corporation nor, to the knowledge of the Corporation, any Corporation Subsidiary, has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses.

(p) Material Contracts. All of the material Contracts of the Corporation and the Corporation Subsidiaries (collectively, the "Material Contracts") have been disclosed in the Prospectus or to the Underwriters or the Underwriters' Counsel, and, if required under the Canadian Securities Laws, have been filed at the Corporation's profile on SEDAR+. Neither the Corporation nor any Corporation Subsidiary has received notification from any party claiming that the Corporation is in material breach or default under any Material Contract.

(q) Restrictions on Dividends or Business. There is not, in the constating documents of the Corporation, or in any Contract or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Common Shares. No Corporation Subsidiary is currently prohibited, directly or indirectly, under any Contract or other instrument to which it is a party or is subject, from paying any dividends to the Corporation, from making any other distribution on the Corporation Subsidiary's outstanding equity securities, from repaying to the Corporation any loans or advances to the Corporation Subsidiary from the Corporation or from transferring any of the Corporation Subsidiary's properties or assets to the Corporation. Neither the Corporation nor any Corporation Subsidiary is a party to or bound or affected by any Contract containing any covenant which expressly limits the freedom of the Corporation or any Corporation Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the consolidated business practices, operations or condition of the Corporation, except as disclosed in the Prospectus.

(r) No Material Adverse Effect. Since December 31, 2022, (i) there has been no change in the consolidated condition (financial or otherwise), or in the consolidated properties, capital, affairs, prospects, operations, assets or liabilities of the Corporation, whether or not arising in the ordinary courseof business, which would reasonably be expected to give rise to a Material Adverse Effect and except as disclosed in the Prospectus, and (ii) there have been no transactions entered into by the Corporation, other than those in the ordinary course of business, which are material with respect to the Corporation, except as disclosed in the Prospectus.

(s) Absence of Changes. Since December 31, 2022, the Corporation has carried on business in the ordinary course and, except as disclosed in the Prospectus, there has not been:

(i) any material change in the consolidated assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of the Corporation, other than those changes occurring in the ordinary course of business, none of which (either singly or taken together) has had or would reasonably be expected to have a Material Adverse Effect;

(ii) except as contemplated in this Agreement, any material change in the share capital or long-term debt of the Corporation;

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Corporation or any direct or indirect redemption, purchase or other acquisition of any shares; or

(iv) any change in accounting or tax practices followed by the Corporation.

(t) Absence of Proceedings. To the Corporation's knowledge, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or other Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Corporation Subsidiary, which has not been disclosed in the Prospectus, or which if determined adversely would reasonably be expected to have a Material Adverse Effect, or which, if determined adversely, would reasonably be expected to materially adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder or under any of the Ancillary Documents.

(u) Outstanding Judgements. There is no outstanding judgement, order, decree, arbitral award or decision of any court, tribunal or other Governmental Authority against the Corporation or any Corporation Subsidiary.

(v) No Insolvency. Neither the Corporation nor any Corporation Subsidiary has committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any Law, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed of any part of its assets, had any encumbrancer or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Time of Closing, neither the Corporation nor any Corporation Subsidiary will be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)).

(w) Unlawful Payment. To the knowledge of the Corporation, neither the Corporation or any Corporation Subsidiary, nor any of their respective employees or agents, has made any unlawful contribution or other payment to any person holding, or candidate for, any federal, state, provincial or other public office, Canadian or foreign, or failed to disclose fully any contribution, in violation of any Law, or made any payment, to any federal, state, provincial or other governmental officer or official, Canadian or foreign, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws. Without limiting the generality of the foregoing, to the knowledge of the Corporation, neither the Corporation or any Corporation Subsidiary nor any of their respective employees or agents has violated FCPA Legislation.

(x) Brokerage Fees. Other than the Underwriters or has otherwise been agreed to with the Underwriters prior to the date of this Agreement, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage or finder's fees in connection with the Offering.

(a) Authorization of Documents, etc. This Agreement has been, and at the Time of Closing each of the Ancillary Documents, and the transactions contemplated herein and therein, will have been duly authorized, executed and delivered by the Corporation and, in each case, will be a legal, valid and binding obligation of, and be enforceable against, the Corporation in accordance with its terms (subject to the Enforceability Qualifications). All corporate action required to be taken by the Corporation for the authorization, issuance, sale and delivery of the Charity Flow-Through Shares, has been validly taken at the date hereof or will have been taken by the Closing Date. The Corporation has the necessary corporate power and authority to execute, deliver and file the Prospectus Supplement and, prior to the filing of the Prospectus Supplement, all requisite action will have been taken by the Corporation to authorize the execution, delivery and filing of the Prospectus Supplement.

(y) No Default of Securities Laws. The Corporation is not in default of any requirement of Securities Laws which would reasonably be expected to have a Material Adverse Effect on the Offering or the Corporation.

(z) Disclosure. All information which has been prepared or compiled by the Corporation relating to the Corporation, the Corporation Subsidiaries and their businesses, properties and liabilities, and either disclosed in the Prospectus, filed on SEDAR+ or provided to the Underwriters or Underwriters' Counsel, including all financial, marketing, sales, technical mining and operational information, is as of the date of such information, true and correct in all material respects, and no material fact or facts have been omitted therefrom which would make such information misleading. In addition, the Corporation has filed all material documents required to be filed by it under Canadian Securities Laws and the documents filed by the Corporation constituting the Corporation's Information Record did not contain a misrepresentation at the time of their filing on SEDAR+.

(aa) No Default. Neither the Corporation nor, to the knowledge of the Corporation, any Corporation Subsidiary, is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the material property or assets (including any royalty or interest therein) thereof are or may be subject, and, to the knowledge of the Corporation, no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any Contract to which the Corporation or, to the knowledge of the Corporation, any of the Corporation Subsidiaries, is a party or by which any of them is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a Material Adverse Effect.

(bb) Voting Agreements. The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or any of the Corporation Subsidiaries, other than as disclosed in the Prospectus.

(cc) Shareholder Agreements. Neither the Corporation nor, to the knowledge of the Corporation, any shareholder of the Corporation is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation.

(dd) Interest of Insiders; Conflicts. Other than as disclosed in the Prospectus, to the knowledge of the Corporation:

(i) none of the directors, officers or employees of the Corporation or any Corporation Subsidiary, any known holder of more than 10% of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Corporation or any Corporation Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Corporation or the Corporation Subsidiaries, take as a whole;

(ii) no officer, director or employee of the Corporation or any Corporation Subsidiary, and no person which is an affiliate or associate of one or more of the foregoing, owns, directly or indirectly, any interest in (except for shares representing less than 10% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of any person which is, or is engaged in, a business competitive with the Corporation or any Corporation Subsidiary, as applicable, which in either case, materially adversely impacts, or would reasonably be expected to materially and adversely impact, on their ability to duly and properly perform their services;

(iii) no officer, director or employee of the Corporation or any Corporation Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Corporation Subsidiary, as applicable, in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation on a consolidated basis; and

(iv) neither the Corporation nor any Corporation Subsidiary owes any monies to, has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee or any person not dealing at "arm's length" (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business. To the knowledge of the Corporation, except as adequately disclosed in the Corporation's Information Record and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any Corporation Subsidiary is a party to any Contract or understanding with any officer, director, employee or any other person not dealing at arm's length with them.

(ee) Executive Compensation. Except as disclosed by the Corporation to the Underwriters, the directors and executive officers of the Corporation and the Corporation Subsidiaries who are NEOs and their compensation arrangements (as applicable) with the Corporation and the Corporation Subsidiaries, as applicable, whether as directors, officers or employees are, in all material respects, as disclosed in the Corporation's Information Record.

(ff) Interest in Revenues. Except as adequately disclosed in the Corporation's Information Record, no officer, director, employee or any other person not dealing at arm's length with the Corporation (within the meaning of the Tax Act), or to the knowledge of the Corporation, any associate or affiliate of such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other Liens or claims of any nature whatsoever which are based on the revenues, profits, results of mineral project exploitation or other economic measure of the Corporation.

(gg) Employees. All material employment agreements, severance agreements and change of control agreements in respect of any NEOs, and all Employee Plans have been, in all material respects, disclosed in the Corporation's Information Record in accordance with applicable Laws. The Corporation and each of the Corporation Subsidiaries is in material compliance with all Laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages, and there is not currently any labour disruption or conflict involving the Corporation or any Corporation Subsidiary. Neither the Corporation nor any Corporation Subsidiary is a party to a collective bargaining agreement. To the best of the Corporation's knowledge, there are no union organizing efforts being made at the Corporation or any Corporation Subsidiary.

(hh) Employee Plans. Each material plan, if any, for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation or any Corporation Subsidiary for the benefit of any current or former director, officer, employee or consultant (collectively, the "Employee Plans") has been maintained in material compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan. Neither the Corporation nor any Corporation Subsidiary has or has had any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction). All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Corporation and the Corporation Subsidiaries.

(ii) Indebtedness. Neither the Corporation nor any Corporation Subsidiary has guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any other person.

(jj) Insurance. The properties and assets in which the Corporation or any Corporation Subsidiary has a direct or indirect economic interest are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the terms of any policies in respect thereof have not been breached and the insured has not failed to promptly give any notice or present any material claim thereunder.

(kk) Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and, to the knowledge of the Corporation, the Corporation Subsidiaries, required by applicable Law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be), and are substantially true, complete and correct, and all taxes of the Corporation and to the knowledge of the Corporation, the Corporation Subsidiaries, have been paid or accrued in the Financial Information (except in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect).

(ll) Reporting Issuer. The Corporation is, and will at the Time of Closing be, a "reporting issuer" (or its equivalent) in each of the provinces of Canada, other than Quebec, and is not in default of any requirement of Canadian Securities Laws. The Corporation has made timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred with respect to which the requisite material change statement has not been filed.

(mm) Accounting Controls. The Corporation and the Corporation Subsidiaries maintain, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(nn) Mining Claims. The material mining licenses, claims, leases and other mineral property rights in respect of the Projects (collectively, the "Mining Claims") are set forth on Schedule "A", which schedule is a complete and accurate list of all such rights held by the Corporation and the Corporation Subsidiaries. All such Mining Claims are validly held by the Corporation or one of the Corporation Subsidiaries (subject to the qualifications to be set out in the Kitsault Valley Title Opinions). Such Mining Claims are free and clear of any material Liens and no material royalty is payable in respect of any of them, except as described in Schedule "A" or adequately disclosed in the Corporation's Information Record. Except as adequately disclosed in the Corporation's Information Record, no other mineral or property rights are necessary for the conduct of the Corporation's business as presently conducted and as contemplated in the Corporation's Information Record; and there are no material restrictions on the ability of the Corporation to use, access, transfer or otherwise explore or exploit any such mineral or property rights except as required by applicable Law and as adequately disclosed in the Corporation's Information Record. Except as adequately disclosed in the Corporation's Information Record, and except in respect of permits to be obtained in the ordinary course that are reasonably expected to be received by the Corporation in a timely fashion, the Corporation beneficially and legally owns 100% of the Mining Claims necessary to carry on its current and proposed exploration and exploitation activities. In respect of all such Mining Claims:

(i) neither the Corporation nor any Corporation Subsidiary has received or has knowledge of there having been issued any notice of default of any of the terms or provisions of the Mining Claims;

(ii) the execution, delivery and performance of this Agreement and the Ancillary Documents by the Corporation, and the consummation of the transactions contemplated herein, will not cause a default or termination, or give rise to the right of termination, or rights of first refusal or other pre-emptive rights under any of the Mining Claims;

(iii) all exploration permits, leases, concessions, licenses and mining claim payments, rentals, taxes, rates, assessments, renewal fees and other governmental charges owing in respect of the Mining Claims have been paid in full up to the date of this Agreement except as would not have a Material Adverse Effect;

(iv) the Mining Claims are in good standing in all material respects with respect to the performance of all material obligations required under applicable Law (including the performance of all required exploration and exploitation work, the performance of all minimum assessment work and the timely filing of any reports, applications and further documents) and the condition of any related surface rights is in compliance with all Laws and all orders of all Governmental Authorities having jurisdiction, including in respect of any material Environmental Laws; and

(v) there is no actual or, to the knowledge of the Corporation, threatened adverse claim against, or challenge to, the ownership of, or title to, the Mining Claims.

(oo) Aboriginal Claims. To the knowledge of the Corporation, there are no claims with respect to Aboriginal rights currently, or pending or threatened, with respect to any of the Projects or in respect of any other properties in which the Corporation has a direct or indirect economic interest.

(pp) No Cease Trade Orders. No Securities Commission in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in default of any requirement of Canadian Securities Laws, except such as would not have or would not reasonably be expected to have a Material Adverse Effect.

(qq) Stock Exchange Listing. The Corporation is in compliance in all material respects with the current listing requirements and all other applicable rules and regulations of the Exchange and has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Exchange.

(rr) Transfer Agent and Registrar. Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, has been duly appointed as the transfer agent and registrar for the Common Shares.

(ss) Money Laundering Laws. The operations of the Corporation and, to the knowledge of the Corporation, the Corporation Subsidiaries, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering Laws of all relevant jurisdictions, the rules and regulations thereunder and any related Laws issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court or other Governmental Authority or any arbitrator non-Governmental Authority involving the Corporation or, to the knowledge of the Corporation, any Corporation Subsidiary, with respect to the Money Laundering Laws is, to the best knowledge of the Corporation, pending or threatened.

(tt) No Pending Changes to Law, etc. The Corporation is not aware of any pending change or contemplated change to any applicable Law that could reasonably be expected to materially affect the business of the Corporation or the business or legal environment under which the Corporation or any Corporation Subsidiary operates.

(uu) Corporate Records. The minute books and corporate records of the Corporation made or to be made available to the Underwriters' Counsel in connection with the Underwriters' due diligence investigations of the Corporation for the period from its date of incorporation to the date of examination thereof, are the original minute books and records of the Corporation or true copies thereof and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation and there have been no other proceedings of the shareholders, boards of directors or any committee of the boards of directors of the Corporation that are required to be included in such minute books and records to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records other than those which have been disclosed to the Underwriters in writing and those which are or are not material in the context of the Corporation.

(vv) Qualification of Charity Flow-Through Shares. But for any agreement to which the Corporation or any "specified person" (within the meaning of subsection 6202.1(5) of the regulations to the Tax Act) in relation to the Corporation is not a party and of which the Corporation and each such "specified person" is unaware and but for any Follow-On Transaction, upon issue, the Charity Flow-Through Shares will qualify as "flow-through shares" as described in subsection 66(15) of the Tax Act and will not be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act.

(ww) Principal Business Corporation. The Corporation is a "principal-business corporation" as defined in subsection 66(15) of the Tax Act and will continue to be a "principal-business corporation" as defined in subsection 66(15) of the Tax Act at all material times.

(xx) Power and Capacity to Issue the Charity Flow-Through Shares. The Corporation has the full corporate right, power and authority to incur and renounce Resource Expenses in an amount equal to the Commitment Amount and has no reason to believe that it will be unable to incur on or after the Closing Date and on or before the Termination Date, or that it will be unable to renounce to the Subscribers effective on or beforeDecember31, 2024, Resource Expenses in an amount equal to the Commitment Amount.

(yy) Resource Expenses. The Corporation will:

(i) keep proper books, records and accounts of all Resource Expenses and all transactions affecting the Commitment Amount, the Resource Expenses and, in the event the CRA denies or proposes to deny the deduction of Resource Expenses renounced to any Subscribers and upon reasonable notice, to make such books, records and accounts available for inspection and audit by or on behalf of such Subscriber during normal business hours at the expense of such Subscriber;

(ii) incur, on or after the Closing Date and on or before the Termination Date, Resource Expenses in such amount that will enable the Corporation to renounce to each Subscriber, in accordance with the Tax Act and the Subscription Agreement with such Subscriber, Resource Expenses in an amount equal to their respective Individual Commitment Amount;

(iii) renounce (in accordance with the Tax Act and the Subscription Agreement) to each Subscriber effective on or before December 31, 2024, Resource Expenses to be incurred on or after the Closing Date and on or before the Termination Date in an amount equal to their respective Individual Commitment Amount;

(iv) deliver to each Subscriber for Charity Flow-Through Shares at the Subscriber's address set forth in the applicable Subscription Agreement, not later than March 1, 2025, Form T101 Statement of Resource Expenses Supplementary setting forth the aggregate amount of Resource Expenses renounced to the Subscriber pursuant to the Subscription Agreement with the Subscriber for filing with the Subscriber's tax return(s);

(v) file, within the time(s) prescribed by the Tax Act or the regulations to the Tax Act, where the representations and warranties set out in the relevant Subscriber's Subscription Agreement are satisfied and as applicable, all forms required under the Tax Act or the regulations to the Tax Act necessary to renounce Resource Expenses to a subscriber equal to their Individual Commitment Amount effective on or before December 31, 2024 and to provide such Subscribers with a copy of all such forms as required to be provided thereto, all on a timely basis; and

(vi) (A) renounce Resource Expenses to the Subscribers in an amount equal to each Subscriber's Individual Commitment Amount before renouncing Resource Expenses pursuant to any other agreement (a "Subsequent Agreement") which the Corporation shall, after the Closing Date, enter into, and (B) if the Corporation is required by the Tax Act (or any corresponding provincial legislation) or the regulations to the Tax Act or by the Minister of National Revenue to reduce Resource Expenses previously renounced to the Subscribers pursuant to the Offering, such reduction shall, to the extent possible, be made by allocating the reduction to Subscribers pro rata based on the number of Charity Flow-Through Shares subscribed for by the Subscriber; provided, however, the Corporation may only reduce Resource Expenses previously renounced to Subscribers for Charity Flow-Through Shares pursuant to the Offering after it has first reduced to the extent possible all Resource Expenses renounced to Persons under Subsequent Agreements.

(zz) Resource Expense Indemnity. If the Corporation does not renounce to a Subscriber effective on or before December 31, 2024, Qualifying Expenditures in an amount equal to their Individual Commitment Amount, the Corporation shall indemnify and hold harmless the Subscriber (or, if the Subscriber is a partnership, the members thereof), and pay in settlement thereof to the Subscriber or, if the Subscriber is a partnership, the members thereof (each Subscriber or member thereof, as applicable, an "Indemnified Party"), on or before the twentieth business day following the Expenditure Period, but in any event no later than July 1, 2025, an amount equal to any tax payable (within the meaning of paragraph (c) of the definition of "excluded obligation" in subsection 6202.1(5) of the regulations under the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Party as a consequence of such failure; and in the event that the amount renounced by the Corporation to the Subscriber is reduced pursuant to subsection 66(12.73) of the Tax Act the Corporation shall indemnify and hold harmless each Indemnified Party and pay in settlement thereof to the Indemnified Party an amount equal to the amount of any tax payable (within the meaning of paragraph (c) of the definition of "excluded obligation" in subsection 6202.1(5) of the regulations under the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Party as a consequence of such reduction on or before the twentieth business day following the date that the amount is assessed by the CRA pursuant to a notice of assessment or reassessment or otherwise. Notwithstanding the foregoing, this indemnity shall have no force or effect in respect of a Subscriber of Charity Flow-Through Shares, and such Subscriber shall not have any recourse or rights of action to the extent that any Follow-On Transaction causes the Charity Flow-Through Shares to be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act or to the extent the foregoing indemnity would otherwise cause the Charity Flow-Through Shares to be "prescribed shares" within the meaning of section 6202.1 of the regulations. The foregoing indemnity shall be in addition to and not in derogation of any rights or remedies a Subscriber may otherwise have at common law with respect to liabilities other than those payable under the Tax Act. To the extent that any Person entitled to be indemnified hereunder is not a party to this Agreement, the Underwriters will obtain and hold the rights and benefits of this Agreement in trust for, and on behalf of, such Person and such Person will be entitled to enforce the provisions of this section notwithstanding that such Person is not a party to this Agreement. This section shall survive the Closing.

(aaa) Subscription Agreement Reps. The representations and warranties of the Corporation in the Subscription Agreements are, and will at the Time of Closing be, true and correct.

ARTICLE 4- ADDITIONAL COVENANTS OF THE CORPORATION

4.1 The Corporation hereby further covenants to and with the Underwriters, on their own behalf and on behalf of the Subscribers, as follows:

(a) the Corporation will enter into duly and fully completed Subscription Agreements, accompanied by properly completed and executed applicable schedules thereto and the subscription amount, with the Subscribers and, unless the Corporation reasonably believes that it would be unlawful to do so or in breach of any Securities Laws or the number of Charity Flow-Through Shares subscribed for pursuant to the Subscription Agreements results in the Commitment Amount exceeding the maximum aggregate gross proceeds to be sold under this Agreement and the Offering, will fully accept the subscriptions in each duly executed Subscription Agreement submitted to the Corporation accompanied by properly completed and executed schedules thereto and the required subscription funds representing the Commitment Amount;

(b) the Corporation will fulfil all legal requirements to permit the creation, issuance, offering and sale of the Charity Flow-Through Shares, all as contemplated in this Agreement and the Prospectus, and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the Offering;

(c) the Corporation will comply with each of the covenants of the Corporation set out in the Subscription Agreements;

(d) the Corporation will make all necessary filings, use its commercially reasonable efforts to obtain all necessary regulatory consents and approvals, including approvals required by the Securities Laws and the Exchange, and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement and the Ancillary Documents;

(e) the Corporation will not, directly or indirectly, without the prior written consent of RCC, on behalf of the Underwriters (such consent not to be unreasonably withheld or delayed), offer to sell, grant any option to purchase or otherwise dispose of (or announce any intention to do so) any Common Shares, or any securities of the Corporation convertible into or exercisable or exchangeable for Common Shares, for a period commencing on the date hereof and ending 90 days after the Closing Date (other than pursuant to the grant or exercise of options issued or that may be issued in the future pursuant to the Corporation's existing employee stock option plan, or in connection with the issuance of securities of the Corporation pursuant to employee or executive incentive compensation arrangements or other existing commitments of the Corporation to issue Common Shares as of the date hereof) or pursuant to the ancillary rights agreement with Hecla Canada ltd. or pursuant to the investor rights agreement with Fury Gold Mines Ltd., each as currently in effect;

(f) prior to the Time of Closing, the Corporation will allow the Underwriters (and the Underwriters' Counsel and consultants) to conduct all due diligence which the Underwriters may reasonably require or which may be considered necessary or appropriate by the Underwriters. The Corporation will provide to the Underwriters (and the Underwriters' Counsel) reasonable access to the Corporation's senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry that the Underwriters (or the Underwriters' Counsel) may conduct, the Corporation shall also make available its directors, senior management (including its qualified person(s) for the purposes of NI 43-101), the Chairman of the Audit Committee of its board of directors, the Corporation's Auditors, the authors of the Kitsault Valley Technical Report and the Corporation's Counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing and to use its commercially reasonable efforts to arrange for the Corporation's Auditors and any authors of such technical reports to participate in any such due diligence session;

(g) the Corporation shall ensure that the Charity Flow-Through Shares have the attributes corresponding in all material respects to the description thereof set forth in, as applicable, this Agreement and the Prospectus;

(h) during the period commencing on the date hereof and ending on the Closing Date, the Corporation will promptly inform the Underwriters of the full particulars of any request of any Securities Commission or the Exchange for any information, or the receipt by the Corporation of any communication from any Securities Commission, the Exchange or any other competent Governmental Authority relating to the Corporation or which may be relevant to the distribution of the Charity Flow-Through Shares. Without limiting the foregoing, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the institution, threatening or contemplation of any proceeding for any such purpose; or

(ii) any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Charity Flow-Through Shares) having been issued by any Securities Commission or the institution, threatening or contemplation of any proceeding for any such purposes;

(i) during the period commencing on the date hereof and ending on the Closing Date, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against), whether financial or otherwise, in the assets, liabilities (contingent or otherwise), business, affairs, operations, assets, financial condition or capital of the Corporation; or

(ii) any change in any material fact or any misstatement of any material fact contained in the Corporation's Information Record,

which change or new material fact is, or could reasonably be expected to be, of such a nature as:

(i) to render this Agreement or any of the Ancillary Documents, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(ii) would result in this Agreement or any of the Ancillary Documents, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Securities Laws; or

(iii) would reasonably be expected to have a material and adverse effect on the market price or value of the Common Shares or constitute a Material Adverse Effect.

In such regard to "material changes", the Corporation will comply with Part 7 of NI 51-102, and the Corporation will prepare and will file promptly any document which may be necessary, and will otherwise comply with all applicable filing and other requirements under Securities Laws arising as a result of such fact or change; and

During the period commencing on the date hereof and ending on the Closing Date, the Corporation will promptly, and in any event within any applicable time limitation, comply with all applicable filings and other requirements under Canadian Securities Laws as a result of such fact or change; provided that the Corporation will not file any Supplementary Material or other document without first providing a copy to and obtaining the approval of the Underwriters, which approval will not be unreasonably withheld, and will otherwise comply with all legal requirements necessary to continue to qualify the Charity Flow-Through Shares for distribution in the Qualifying Jurisdictions; it being understood that any such approval will not constitute a waiver of the conditions set forth in Article 6. Prior to the filing of such Supplementary Material, the Corporation will provide to the Underwriters and the Underwriters' Counsel reasonable access during normal business hours, to the officers, employees, authors of technical reports and other qualified persons for purposes of NI 43-101, facilities, books and records of the Corporation and the Corporation Subsidiaries in order to conduct all due diligence which the Underwriters may reasonably require to conduct in order to fulfill their obligations as agent and in order to enable the Underwriter to execute any certificates required to be executed by the Underwriter in the Supplementary Material.

(j) If at any time during the period of distribution of the Charity Flow-Through Shares, any event referred to in Sections 4.1(i)(i) and 4.1(i)(ii) will have occurred as a result of which it is necessary in the opinion of the Underwriters' Counsel or the Corporation, acting reasonably, to file any Supplementary Material, the Corporation will prepare and file promptly with the Canadian Securities Regulators and deliver to the Underwriters any Supplementary Materials which, in the opinion of the Underwriters' Counsel or the Corporation, acting reasonably, may be necessary or advisable in order to ensure that the Prospectus or any Supplementary Material does not contain any misrepresentation or untrue statement of a material fact or omission of a material fact for the purposes of Canadian Securities Laws.

(k) During the period of distribution of the Charity Flow-Through Shares, the Corporation will advise the Underwriters promptly after receiving notice or obtaining knowledge thereof, of:

(i) the time when any Supplementary Material has been filed;

(ii) any request of any Canadian Securities Regulator for any Supplementary Material or for any additional information;

(iii) the issuance by any Canadian Securities Regulator or other regulatory authority of any cease trading order relating to the Charity Flow-Through Shares or other securities of the Corporation or its Corporation Subsidiaries, or the institution or threat of institution of any proceedings for that purpose; and

(iv) the receipt by the Corporation of any communication from any Canadian Securities Regulator or other regulatory authority relating to the Prospectus, any Supplementary Material or the Offering.

(l) the Corporation will use the Commitment Amount for further exploration expenses on the Projects.

ARTICLE 5- CONDITIONS TO PURCHASE OBLIGATION

5.1 The following are conditions of the Underwriters' obligations to purchase the Charity Flow-Through Shares:

(a) the Corporation's board of directors will have authorized and approved (i) this Agreement and the Ancillary Documents, (ii) the issuance of the Charity Flow-Through Shares, and (iii) all matters relating to the foregoing;

(b) the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities in the Qualifying Jurisdictions and the Exchange Approval, on terms which are acceptable to the Corporation and the Underwriters, each acting reasonably, it being understood that the Underwriters will do all that is reasonably required to assist the Corporation to fulfil this condition;

(c) the Charity Flow-Through Shares will have been conditionally accepted for listing on the Exchange (subject only to the usual conditions of the Exchange);

(d) the representations and warranties of the Corporation contained in this Agreement and the Ancillary Documents are true and correct in all material respects (or, if qualified by materiality, in all respects) as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties will be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement, and the Corporation will have complied with all the covenants and satisfied all the terms and conditions of this Agreement to be complied with and satisfied by the Corporation at or prior to the Time of Closing;

(e) the Corporation will have caused a favourable legal opinion to be delivered by its counsel addressed to the Underwriters and the Subscribers with respect to such matters as the Underwriters may reasonably request relating to this transaction, acceptable in all reasonable respects to the Underwriters' Counsel, including substantially to the effect that:

(i) the Corporation has been formed and is validly subsisting under the laws of its jurisdiction of formation and has all requisite corporate power, authority and capacity to carry on its business and to own, lease and operate its properties and assets and to perform its obligations hereunder;

(ii) the Corporation has the corporate capacity and power to execute and deliver this Agreement and the Ancillary Documents and to perform its obligations hereunder and thereunder;

(iii) this Agreement and the Ancillary Documents have been duly authorized, executed and delivered by the Corporation and are legally binding upon the Corporation and enforceable in accordance with their respective terms (subject to the Enforceability Qualifications and such other qualifications as are customary in such circumstances);

(iv) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the Ancillary Documents, and the performance of its obligations hereunder and thereunder and this Agreement and the Ancillary Documents have been duly executed and delivered by the Corporation;

(v) as to the authorized and issued capital of the Corporation (which opinion shall be based solely on a certificate of the transfer agent of the Corporation);

(vi) (A) the incorporation and existence of the Corporation Subsidiaries; (B) each Corporation Subsidiary having the requisite corporate power and capacity to own and lease its properties and assets and to carry on its business, and (C) the registered ownership of the issued and outstanding shares of the Corporation Subsidiaries;

(vii) the Charity Flow-Through Shares will be validly issued as fully paid and non-assessable shares;

(viii) the Exchange having accepted notice of the issuance of the Charity Flow-Through Shares, subject to the usual post-closing filings (which opinion shall be based solely on the Exchange Approval letter);

(ix) the execution and delivery of this Agreement and the Ancillary Documents, the fulfilment of the terms hereof and thereof, the issue, sale and delivery on the Closing Date of the Charity Flow-Through Shares do not constitute a default under, any applicable Laws or any term or provision of the Corporation's constating documents;

(x) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Base Shelf Prospectus, the Prospectus Supplement and any Supplementary Material and the filing thereof with the Securities Commissions;

(xi) the Corporation being a reporting issuer (or the equivalent) under the Canadian Securities Laws, and not being included on a list of defaulting issuers maintained by the Securities Commissions;

(xii) that the summary under the heading "Certain Canadian Federal Income Tax Considerations" in the Prospectus Supplement is a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of the Charity Flow-Through Shares, subject to the qualifications, assumptions, limitations and understandings set out in such summary;

(xiii) confirming the statements under the heading "Eligibility for Investment" in the Prospectus Supplement, subject to the qualifications, assumptions and limitations set out under such heading; and

(xiv) but for any agreement to which the Corporation is not a party and of which the Corporation has no knowledge and, any Follow-On Transaction, upon issue, the Charity Flow-Through Shares will qualify as "flow-through shares" as described in subsection 66(15) of the Tax Act and in particular will not be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act; and

(xv) such other matters as the Underwriters or the Underwriters' Counsel may reasonably request.

In giving such opinions, the Corporation's Counsel will be entitled to arrange for and rely, to the extent appropriate in the circumstances, upon local counsel, it being understood that certain of the opinions which are not matters of British Columbia, Alberta or Ontario law may be opined upon directly by local counsel, and that the Corporation's Counsel will not be required to also give such opinions, and will be entitled as to matters of fact not within their knowledge to rely upon a certificate of fact from public officials and/or responsible persons in a position to have knowledge of such facts and their accuracy, and such opinion will be subject to customary qualifications, assumptions, exceptions and reliances. The Corporation agrees, and the aforesaid legal opinion will expressly provide, that the Underwriters may deliver copies of the opinion to each of the addressees thereof;

(f) the Underwriters will have received legal opinions, dated the Closing Date and addressed to the Underwriters, from the Corporation's Counsel and/or other special counsel engaged by the Corporation, in forms and substance acceptable to the Underwriters and the Underwriters' Counsel, acting reasonably, as to the title and ownership interests of the Corporation in the Kitsault Valley Project (the "Kitsault Valley Title Opinions") and the registered Liens thereon;

(g) the Underwriters will have received a certificate dated the Closing Date signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation or another officer acceptable to the Underwriters, in form and substance acceptable to Underwriters with respect to:

(i) the constating documents of the Corporation;

(ii) the resolutions of the directors of the Corporation relevant to the Offering, the Charity Flow-Through Shares, and the authorization of this Agreement and the Ancillary Documents; and

(iii) the incumbency and signatures of signing officers of the Corporation;

(h) the Underwriters will have received a certificate of status and/or compliance (or the equivalent) for the Corporation and each of the Corporation Subsidiaries dated within two days of the Closing Date, or such other reasonable period as may be dictated by local requirements;

(i) the Corporation will have delivered to the Underwriters a certificate dated the Closing Date and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, certifying for and on behalf of the Corporation, and not in their personal capacities, with respect to the following matters:

(i) the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects (or, if qualified by materiality, in all respects) as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties were true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(ii) the Corporation having complied with all the covenants and satisfied all the terms and conditions of this Agreement to be complied with and satisfied by the Corporation at or prior to the Time of Closing;

(iii) no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Charity Flow-Through Shares or any of the Corporation's issued securities having been issued or, to the knowledge of such officers, threatened; and

(iv) there having not occurred a Material Adverse Effect, or any change or development that would reasonably be expected to result in a Material Adverse Effect;

(j) at the Time of Closing, the Corporation will not be the subject of a cease trading order made by any Securities Commission which has not been rescinded;

(k) prior to the Time of Closing, the Underwriters, Underwriters' Counsel and the Underwriters' technical consultants will have been provided with timely access to all information reasonably required to permit them to conduct a due diligence investigation of the Corporation and its consolidated business operations, properties, assets, affairs, prospects and financial condition, including access to management of the Corporation (including its qualified person(s) for purposes of NI 43-101), the Corporation's Auditors, the authors of the Kitsault Valley Technical Report and the Corporation's Counsel in connection with one or more due diligence sessions to be held prior to the Time of Closing; and

(l) the Underwriters not having exercised any rights of termination set out in Article 8.

ARTICLE 6- CLOSING

6.1 The Closing will be held electronically at the offices of the Corporation's Counsel in the City of Vancouver, British Columbia at the Time of Closing or such other place, date or time as may be mutually agreed to; provided that if the Corporation has not been able to comply with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses in accordance with Article 11, indemnity in accordance with Article 9, and contribution in accordance with Article 10.

6.2 At the Time of Closing, the Corporation will deliver to the Underwriters:

(a) certificates representing the Charity Flow-Through Shares (or, if so requested by the Underwriters, electronic deposit of the Charity Flow-Through Shares in the manner so requested), duly registered as the Underwriters may direct; and

(b) the requisite legal opinions and certificates as contemplated in Section 5.1, against payment of the purchase price for the Charity Flow-Through Shares by wire transfer or by certified cheque or bank draft and delivery of the Subscription Agreements (including applicable schedules thereto, properly completed and executed) and other documentation required to be provided by or on behalf of the Subscribers or the Underwriters pursuant to this Agreement or as may be required by Securities Laws or the rules of the Exchange.

6.3 The Corporation will, at the Time of Closing, and upon such payment of the purchase price for the Charity Flow-Through Shares, pay the Underwriting Fee. At the Time of Closing the Corporation will reimburse the Underwriters for all of their reasonable estimated expenses incurred up to the Closing Date, including the reasonable fees and disbursements of the Underwriters' Counsel (up to a maximum of $[redacted as commercially sensitive information] exclusive of disbursements and applicable taxes), subject to any adjustment when such actual expenses are finally determined, in accordance with Article 11 hereof.

6.4 It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of the terms and conditions of this Agreement on behalf of the Underwriters without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters and the Subscribers, any such waiver or extension must be in writing.

ARTICLE 7- COMPENSATION OF THE UNDERWRITERS

7.1 In consideration for the Underwriters' services in arranging for the sale of the Charity Flow-Through Shares and performing administrative work in connection with the sales of the Charity Flow-Through Shares, the Corporation will pay to the Underwriters at the Time of Closing a cash commission (the "Underwriting Fee") equal to 5.0% of the aggregate gross proceeds of the Charity Flow-Through Shares sold pursuant to the Offering.

ARTICLE 8- TERMINATION OF PURCHASE OBLIGATION

8.1 It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of the terms and conditions of this Agreement without prejudice to their rights in respect of any other of such terms and conditions or any other subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters. No act of the Underwriters in offering the Charity Flow-Through Shares will constitute a waiver or estoppel against the Underwriters.

8.2 Without limiting any of the foregoing provisions of this Agreement, and in addition to any other remedies which may be available to them, the Underwriters will be entitled, at their option, to terminate and cancel, without any liability, their obligations under this Agreement to purchase the Charity Flow-Through Shares, by giving written notice to the Corporation at any time through to the Time of Closing if:

(a) any order, action or proceeding which cease trades, suspends or otherwise operates to prevent, prohibit or restrict the distribution or trading of the Common Shares is made or proceedings are announced, commenced or threatened for the making of any such order, action or proceeding by a Securities Commission or other Governmental Authority (other than an order based solely upon the activities or alleged activities of the Underwriters);

(b) there should occur any material change, change of a material fact, occurrence, event, fact or circumstance or any development or a new material fact shall arise which has or would be expected to have, in the sole opinion of the Underwriters (or any of them), acting reasonably and in good faith, a material adverse effect on the business, operations, affairs or financial condition of the Corporation or the Corporation Subsidiaries, taken as a whole, or on the market price or value of the Common Shares;

(c) any inquiry, action, suit, investigation or other proceeding, whether formal or informal (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened other than with respect to the review of the Corporation's preliminary base shelf prospectus with the securities commissions in all of the Provinces of Canada other than Quebec or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the Exchange or any securities regulatory authority or any law or regulation is enacted or changed which would cease trading in the Corporation's securities or, in the opinion of the Underwriters (or any of them), acting reasonably and in good faith, operates to prevent or restrict materially the trading or distribution of the Common Shares or materially adversely affects or will materially adversely affect the market price or value of the Common Shares;

(d) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including any natural catastrophe) or any outbreak or escalation of national or international hostilities or any crisis or calamity or act of terrorism or similar event or any governmental action, change of applicable law or regulation (or the interpretation or administration thereof), inquiry or other occurrence of any nature whatsoever, including by a result of the novel coronavirus (COVID-19) pandemic only to the extent that there are material adverse impacts related thereto after the date hereof, which, in each case, in the opinion of the Underwriters, acting reasonably and in good faith, imminently seriously adversely affects, or involves, or might reasonably be expected to imminently seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and the Corporation Subsidiaries (taken as a whole);

(e) the Corporation is in material breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false in any material respect and cannot be cured; or

(f) the Underwriters shall become aware, as a result of their due diligence review or otherwise, of any adverse material change with respect to the Corporation (in the sole opinion of the Underwriters, or any one of them, acting reasonably) which had not been publicly disclosed or disclosed to the Underwriters prior to the date hereof and which would have a material adverse effect on the market price or value of the Common Shares, the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of the Underwriters, acting reasonably and in good faith.

8.3 The Underwriters will give prompt notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in Section 8.2, provided that neither the giving nor the failure to give such notice will in any way affect the Underwriters' entitlement to exercise this right at any time through to the Time of Closing.

8.4 The Underwriters' rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

8.5 If the obligations of the Underwriters are terminated under this Agreement pursuant to the termination rights provided for in Section 8.2, the Corporation's liabilities to the Underwriters will be limited to the Corporation's obligations under the indemnity, contribution and expense provisions of Articles 9, 10 and 11, respectively, of this Agreement.

ARTICLE 9- INDEMNITY

9.1 The Corporation hereby agrees to indemnify and hold harmless the Underwriters and each of their subsidiaries and each of their respective directors, officers, employees partners, agents, each other person, if any, controlling the Underwriters or any of their subsidiaries and each of the shareholders of the Underwriters (hereinafter referred to as the "Personnel") from and against any and all expenses, losses (other than loss of profits), claims (including shareholder actions, derivative or otherwise), actions, damages not including in direct, special and consequential damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriters, to which the Underwriters and/or its Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Underwriters and its Personnel hereunder, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable shall determine that:

(a) the Underwriters or its Personnel have been negligent or dishonest or have committed any fraudulent act or wilful misconduct in the course of such performance, or have breached applicable laws; and

(b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, dishonesty, fraud, wilful misconduct or breach referred to in Section 9.1(a).

9.2 If for any reason (other than the occurrence of any of the events itemized in Section 9.1(a) and 9.1(b)), the foregoing indemnification is unavailable to the Underwriters or insufficient to hold them harmless, then subject to Article 10 the Corporation shall contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand but also the relative fault of the Corporation and the Underwriters, as well as any relevant equitable considerations; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Underwriters hereunder pursuant to this Agreement.

9.3 The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or the Underwriters, the Underwriters shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by its Personnel in connection therewith) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Corporation as they occur if:

(a) the Corporation does not promptly assume the defence of such legal proceeding;

(b) the Corporation and the Underwriters shall have mutually agreed to the retention of the other counsel; or

(c) the Underwriters is advised by counsel in writing that there is an actual or potential conflict in the Corporation's and the Underwriters' respective interests or additional defences are available to the Underwriters, which makes representation by the same counsel inappropriate;

provided that in any event the Company will not be responsible for the costs of more than one counsel for all of the Underwriters or Personnel in any one legal proceeding.

9.4 Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or any of its Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Underwriters will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which it has to the Underwriters or any Personnel except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, investigation or claim or results in any material increase in the liability which the Corporation has under this indemnity.

9.5 No admission of liability and no settlement of any action, suit, proceeding, claim or investigation will be made without the consent of the Underwriters or other parties affected (such consent not to be unreasonably withheld or delayed). No admission of liability will be made and the Corporation will not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent (such consent not to be unreasonably withheld or delayed).

9.6 The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and ensure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, the Underwriters and any of the Personnel of the Underwriters. The foregoing provisions shall survive the completion of professional services rendered under this Agreement and the termination of this Agreement.

ARTICLE 10- CONTRIBUTION

10.1 In the event that the indemnity provided for in Article 9 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason (other than the occurrence of any of the events itemized in Section 9.1(a) and 9.1(b)), the Underwriters and the Corporation will contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for in Article 9 such that the Underwriters will be responsible for that portion represented by the percentage equal to the Underwriting Fee actually received by the Underwriters, and the Corporation will be responsible for the balance; provided that, in no event, will an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter. In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation will be limited to contribution from the Underwriters in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses or liabilities giving rise to such contribution for which the Underwriters are responsible; and (b) the amount of the Underwriting Fee actually received by the subject Underwriter. Notwithstanding the foregoing, a person guilty of negligence, dishonesty, bad faith, fraud, fraudulent misrepresentation or wilful misconduct will not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any Claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party will not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is prejudiced by such omission. The right to contribution provided herein will be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

ARTICLE 11- EXPENSES

11.1 Whether or not the Offering is completed, the Corporation will be responsible for all expenses incurred from time to time in connection with the Offering including the Underwriters' reasonable out-of-pocket expenses, all reasonable fees and disbursements of legal counsel to the Underwriters (up to a maximum of $[redacted as commercially sensitive information], exclusive of taxes and disbursements). The Corporation will also be responsible for any exigible HST on the foregoing amounts. The Corporation covenants and agrees to fully reimburse the Underwriters from time to time for such reasonable expenses as soon as practical following the receipt by the Corporation of one or more invoices.

ARTICLE 12- SURVIVAL OF WARRANTIES AND REPRESENTATIONS

12.1 All warranties and representations of the Underwriters herein contained will survive the purchase by the Underwriters of the Charity Flow-Through Shares and will continue in full force and effect for the benefit of the Corporation until the Survival Limitation Date. All warranties and representations of the Corporation herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement will survive the purchase by the Underwriters of the Charity Flow-Through Shares and will continue in full force and effect (with respect to representations and warranties, as to their truth and accuracy as at the Time of Closing) for the benefit of the Underwriters and the Subscribers until the Survival Limitation Date.

ARTICLE 13- UNDERWRITERS' OBLIGATIONS

13.1 The obligation of the Underwriters to purchase the Charity Flow-Through Shares in connection with the Offering at the Time of Closing on the Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages to be purchased at any such time:

Research Capital Corporation	50.0%
Haywood Securities Inc.	40.0%
Raymond James Ltd.	10.0%
Total	100%

13.2 If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Charity Flow-Through Shares at the Closing Time for any reason whatsoever, including by reason of Article 8, the other Underwriters shall have the right, but shall not be obligated, to purchase the Charity Flow-Through Shares which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Charity Flow-Through Shares, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either (i) proceed with the sale of the Charity Flow-Through Shares (less the defaulted Charity Flow-Through Shares) to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Articles 9 and 11 in respect of the non-defaulting Underwriters. Additionally, nothing in this Article 13 shall oblige the Corporation to sell to the Underwriters less than all of the Charity Flow-Through Shares or shall relieve an Underwriter in default hereunder from liability to the Corporation.

ARTICLE 14- ADVERTISEMENTS AND PRESS RELEASES

14.1 The Corporation and the Underwriters each agree the Corporation will provide to the Underwriters, in advance any press release concerning the Offering and the Corporation will give effect to any changes reasonably and timely requested by the Underwriters. The Corporation will also ensure that any press release concerning the Offering complies with Securities Law. At the request of the Underwriters, and to the extent permitted by Law, the Corporation will ensure RCC and Haywood Securities Inc. are disclosed as the co-lead underwriters for the Offering in any press release relating to the Offering.

14.2 At the completion of the Offering, and to the extent permitted by Law, the Underwriters may, at their sole expense and upon consultation with the Corporation, place advertisements or announcements in any newspapers, periodicals or other publications, or otherwise disclose to third parties, that they acted as underwriters in connection with the Offering (and as to each Underwriter's role).

ARTICLE 15- CONFLICT OF INTEREST

15.1 The Corporation:(i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Securities Laws and have fiduciary relationships with their clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their respective clients. To the extent that any Underwriter's statutory obligations as registrant under the Securities Laws or fiduciary relationships with its clients conflict with their obligations hereunder, such Underwriter will be entitled to fulfil its statutory obligations as registrant under the Securities Laws and its fiduciary duties to its clients. Nothing in this Agreement will be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrant under the Securities Laws or to satisfy their fiduciary duties to their clients.

ARTICLE 16- AUTHORITY OF RCC

16.1 All actions which must be taken or may be taken by the Underwriters in connection with this Agreement may be taken by RCC on behalf of the other Underwriters and this is an irrevocable authority for the Corporation accepting notification of any such actions provided that, as between the Underwriters, RCC agrees to consult with the other Underwriters with respect to such actions.

ARTICLE 17- GENERAL CONTRACT PROVISIONS

17.1 Except as expressly provided for in this Agreement, the covenants and agreements of the Corporation contained herein and in the Subscription Agreements which by their nature are required to be completed after the Time of Closing will survive the purchase by the Underwriters of the Charity Flow-Through Shares and will continue in full force and effect, regardless of the closing of the sale of the Charity Flow-Through Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf. Without limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations will survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of applicable Law.

17.2 Any notice or other communication to be given hereunder will be in writing and will be given by delivery or by electronic transmission, as follows:

(a) to the Corporation at:

Dolly Varden Silver Corporation
595 Burrard Street, Suite 3123
Vancouver, BC V7X 1J1

Attention: Shawn Khunkhun, President and Chief Executive Officer
Email.: [Redacted as personal information]

with a copy (which will not constitute notice) to:

Stikeman Elliott LLP

666 Burrard St, Suite 1700
Vancouver, BC V6C 2X8

Attention: Victor Gerchikov
Email: vgerchikov@stikeman.com

(b) to the Underwriters:

Research Capital Corporation
199 Bay Street, Suite 4500
Commerce Court West
Toronto, ON M5C 1G2

Attention: David Greifenberger
Email: [Redacted as personal information]

Haywood Securities Inc.
700-200 Burrard St.
Vancouver, BC V6C 3L6

Attention: Kevin Campbell

Email: [Redacted as personal information]
mailto:kcampbell@haywood.com

Raymond James Ltd.
Scotia Plaza, Suite 5400
40 King Street West
Toronto, ON, M5H 3Y2

Attention: John Booth
Email: [Redacted as personal information]

with a copy (which will not constitute notice) to:

McCarthy Tétrault LLP

66 Wellington Street West, Suite 5300
TD Bank Tower
Toronto, ON M5K 1E6

Attention: Gary Litwack
Email: glitwack@mccarthy.ca

and if so given, any such notice, direction or other instrument, if delivered personally, will be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument will be deemed to have been given and received on the first Business Day next following such day, and if transmitted by email, will be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted after the end of normal business hours then the notice, direction or other instrument will be deemed to have been given and received on the first Business Day next following the day of such transmission. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address.

17.3 This Agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Corporation relating to the subject matter hereof and (except as otherwise provided below) supersedes all prior agreements between the Underwriters and the Corporation with respect to their respective rights and obligations in respect of the Offering, including the Offer Letter, in its entirety. Notwithstanding the foregoing, the Corporation acknowledges and agrees that paragraph 19 of such Offer Letter is not superseded and remains in full force and effect in accordance with its terms.

17.4 Time will be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

17.5 The parties hereto covenant and agree to sign such other documents, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every provision of it.

17.6 No party to this Agreement may assign this Agreement, any part hereof or its rights hereunder without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

17.7 In the event that any provision or part of this Agreement will be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect. If, in any judicial proceeding, any provision of this Agreement is found to be so broad as to be unenforceable, it is hereby agreed that such provision shall be interpreted to be only so broad as to be enforceable.

17.8 The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

17.9 This Agreement may be executed by any one or more of the parties in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile or pdf of a copy of the execution page hereof reflecting the execution of this agreement by any party hereto shall be effective to evidence that party's intention to be bound by this agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

[Execution Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement.

DOLLY VARDEN SILVER CORPORATION

Per: "Shawn Khunkhun"
Name: Shawn Khunkhun

Title: President and Chief Executive Officer

RESEARCH CAPITAL CORPORATION

Per: "David Greifenberger"
Name: David Greifenberger
Title: Managing Director

HAYWOOD SECURITIES INC.

Per: "Kevin Campbell"
Name: Kevin Campbell

Title: Managing Director

RAYMOND JAMES LTD.

Per: "John Booth"
Name: John Booth

Title: Managing Director

Signature page to Underwriting Agreement

SCHEDULE "A"

DETAILS OF MINING CLAIMS

Dolly Varden Project Mining Claims

Attached hereto as Exhibit 1 to Schedule A

Homestake Ridge Project Mining Claims

Attached hereto as Exhibit 2 to Schedule A

Big Bulk Project Mining Claims

Attached hereto as Exhibit 3 to Schedule A

EXHIBIT 1 TO SCHEDULE "A"

Dolly Varden Project Crown Grant List

Lot Number & Lot Name	Registered Owner	PID
DL 934, ANGLO MC	Dolly Varden Silver Corp.	015-707-938
DL 935, TORIC MC	Dolly Varden Silver Corp.	015-707-962
DL 3192, DOLLY VARDEN NO. 1 MC	Dolly Varden Silver Corp.	017-118-085
DL 3193, DOLLY VARDEN NO. 2 MC	Dolly Varden Silver Corp.	017-118-093
DL 3194, DOLLY VARDEN M.C. MC	Dolly Varden Silver Corp.	017-118-107
DL 3195, DOLLY VARDEN NO. 4 MC	Dolly Varden Silver Corp.	015-699-901
015-795-101
DL 3196, DOLLY VARDEN NO. 5 M.C.	Dolly Varden Silver Corp.	015-699-978
DL 3197, DOLLY VARDEN NO. 6 MC	Dolly Varden Silver Corp.	015-795-144
015-700-151
015-795-161
DL 3198, DOLLY VARDEN NO. 7 MC	Dolly Varden Silver Corp.	015-700-194

DL 1241, MOOSE NO. 1 MC	Dolly Varden Silver Corp.	015-230-341
DL 1242, MOOSE NO. 2 MC	Dolly Varden Silver Corp.	015-230-392
DL 1243, MOOSE NO. 6 MC	Dolly Varden Silver Corp.	015-230-431
DL 4210, RUBY MC	Dolly Varden Silver Corp.	015-228-533
DL 4211, NORTH STAR FRACTION PART MC	Dolly Varden Silver Corp.	015-257-258

DL 3515, ALICE FRACTION MC	Dolly Varden Silver Corp.
DL 3810, RED POINT EXTENSION MC	Dolly Varden Silver Corp.	015-708-497
DL 3814, KILSOL NO. 2 MC	Dolly Varden Silver Corp.	015-725-740
DL 3815, KILSOL NO. 1 MC	Dolly Varden Silver Corp.	015-725-766
DL 3816, SPORTSMAN MC	Dolly Varden Silver Corp.	015-708-501
DL 3817, MAUD MCPHEE MC	Dolly Varden Silver Corp.	015-708-519
DL 3818, SUNSET NO. 1 MC	Dolly Varden Silver Corp.	015-708-527

DL 3613, LION MC	Dolly Varden Silver Corp.	015-708-365
DL 3614, TIGER MC	Dolly Varden Silver Corp.	015-708-381
DL 3615, PLUTUS FRACTION MC	Dolly Varden Silver Corp.	015-708-438

DL 936, MOOSE MC	Dolly Varden Silver Corp.	015-707-997
DL 937, LAMB MC	Dolly Varden Silver Corp.	015-708-021
DL 3634, NORTH STAR MC	Dolly Varden Silver Corp.	015-725-731
DL 3794, WOLF NO. 2 MC	Dolly Varden Silver Corp.	017-118-123
DL 3795, WOLF MC	Dolly Varden Silver Corp.	017-118-131
DL 4211, NORTH STAR FRACTION PART MC	Dolly Varden Silver Corp.	015-788-709

DL 3798, COPPER CLIFF NO. 3 MC	Dolly Varden Silver Corp.	015-708-063
DL 3806, COPPER CLIFF MC	Dolly Varden Silver Corp.	015-708-080
DL 3807, COPPER CLIFF NO. 1 MC	Dolly Varden Silver Corp.	015-708-098
DL 3808, COPPER CLIFF NO. 2 MC	Dolly Varden Silver Corp.	015-708-209

DL 3796, WOLF NO. 3 MC	Dolly Varden Silver Corp.	017-118-140
DL 3797, WOLVERINE MC	Dolly Varden Silver Corp.	017-118-166
DL 3809, RED POINT NO. 1 MC	Dolly Varden Silver Corp.	015-708-462
DL 3819, SUNSET NO. 2 MC	Dolly Varden Silver Corp.	015-708-551
DL 3822, FERRO FRACTION	Dolly Varden Silver Corp.
DL 3825, DAN PATCH MC	Dolly Varden Silver Corp.	015-600-785
DL 3826, NANCY HANKS MC	Dolly Varden Silver Corp.	015-600-831

DL 3827, LUE DILLON MC	Dolly Varden Silver Corp.	015-600-882
DL 4217, BLUEBERRY MC	Dolly Varden Silver Corp.	015-601-226
DL 4265, MUTT AND JEFF FRACTION MC	Dolly Varden Silver Corp.	015-601-315
DL 4335, SURPRISE MC	Dolly Varden Silver Corp.	015-597-636
DL 4336, SWIFTWATER MC	Dolly Varden Silver Corp.	015-597-644
DL 4337, UIST MC	Dolly Varden Silver Corp.	011-429-917
From Musketeer Option, Now Dolly Varden
Lot Number & Lot Name	Registered Owner	PID
DL 4071, D'ARTAGNON	Dolly Varden Silver Corp.
DL 4069, D'ARTAGNON NO. 1	Dolly Varden Silver Corp.
DL 4066, ATHOS	Dolly Varden Silver Corp.
DL 4067, PORTHES	Dolly Varden Silver Corp.
DL 4068, ARMES	Dolly Varden Silver Corp.
DL 4070, BONANZA	Dolly Varden Silver Corp.	015-755-061

Dolly Varden Project Claims List

Tenure		Area		Map
Number	Claim Name	(ha)	Issue Date	Number
383279	TIGER 2	500.0	2000/dec/19	103P063
383281	TIGER 4	500.0	2000/dec/19	103P063
384022	EVINDSON 2	500.0	2001/feb/12	103P063
523825	DOLLY 2	218.884	2005/dec/12	103P
538780	DOLLY CROWN 3	127.574	2006/aug/05	103P
538781	DOLLY CROWN 4	163.998	2006/aug/05	103P
538782	DOLLY CROWN 5	18.223	2006/aug/05	103P
538783	DOLLY CROWN 6	91.161	2006/aug/05	103P
538784	DOLLY CROWN 7	182.283	2006/aug/05	103P
538785	DOLLY CROWN 8	437.658	2006/aug/05	103P
538786	DOLLY CROWN 9	72.971	2006/aug/05	103P
538787	DOLLY CROWN 10	127.709	2006/aug/05	103P
538788	DOLLY CROWN 11	109.477	2006/aug/05	103P
538804	DOLLY CROWN 15	36.442	2006/aug/06	103P
538805	DOLLY CROWN 16	18.232	2006/aug/06	103P
538806	DOLLY CROWN 17	164.25	2006/aug/06	103P
538899	DOLLY CROWN 19	18.2268	2006/aug/08	103P
538900	DOLLY CROWN 20	18.2248	2006/aug/08	103P
538901	DOLLY CROWN 21	18.2249	2006/aug/08	103P
538902	DOLLY CROWN 22	18.2229	2006/aug/08	103P
538904	DOLLY CROWN 24	18.2307	2006/aug/08	103P

538906	DOLLY CROWN 26	18.2403	2006/aug/08	103P
564163	DOLLY CROWN 27	18.2384	2007/aug/05	103P
564240	DOLLY CROWN 28	18.2402	2007/aug/07	103P
569857	DOLLY VARDEN EAST 1	637.293	2007/nov/10	103P
569859	DOLLY VARDEN EAST 2	655.9154	2007/nov/10	103P
569871	DOLLY VARDEN EAST 3	473.5278	2007/nov/11	103P
569872	DOLLY VARDEN NORTH 1	436.943	2007/nov/11	103P
569873	DOLLY VARDEN NORTH 2	364.2831	2007/nov/11	103P
569874	DOLLY VARDEN NORTH 3	273.2914	2007/nov/11	103P
570074	DOLL A	18.2229	2007/nov/14	103P
570075	DOLL B	18.2268	2007/nov/14	103P
570076	DOLL C	36.4632	2007/nov/14	103P
570080	DOLLY VARDEN WEST 1	419.2429	2007/nov/14	103P
570081	DOLLY VARDEN WEST 2	109.3779	2007/nov/14	103P
570082	DOLLY VARDEN WEST 3	510.6939	2007/nov/14	103P
570083	DOLLY VARDEN WEST 4	237.1939	2007/nov/14	103P
589602	DOLLY VARDEN - NORTH STAR	18.2384	2008/aug/06	103P

Dolly Varden Project Mineral Leases

254534	LEASE	53.31	1962/jul/06	103P073
254535	LEASE	8.73	1963/feb/04	103P073
254536	LEASE	37.2	1963/apr/05	103P073
254537	LEASE	11.89	1963/apr/05	103P073
254538	LEASE	17.28	1963/apr/05	103P063
254542	LEASE	41	1963/jul/08	103P073
254579	LEASE	13.98	1971/oct/15	103P073

EXHIBIT 2 TO SCHEDULE "A"

Tenure Number	Claim Name	Area (ha)	Issue Date	Map Number
250684	BIG BULK	400	1979/may/14	103P064
254242	SKUCH 12	225	1990/jul/17	103P064
254243	SKUCH 13	300	1990/jul/17	103P064
523826	DOLLY 3	237.364	2005/dec/12	103P
523830	DOLLY 7	18.23	2005/dec/12	103P
526114	BIG BULK 1	456.161	2006/jan/24	103P
570084	DOLLY VARDEN BIG BULK 1	1003.362	2007/nov/14	103P

EXHIBIT 3 TO SCHEDULE "A"

	Tenure Number	Claim Name	Title Type	Title Sub Type	Issue Date
1.	251427	CAMBRIA 1	Mineral	Claim	1986/MAY/06
2.	251428	CAMBRIA 2	Mineral	Claim	1986/MAY/06
3.	377241	WK 1	Mineral	Claim	2000/MAY/23
4.	377242	WK 2	Mineral	Claim	2000/MAY/23
5.	377243	WK 3	Mineral	Claim	2000/MAY/23
6.	380949	WK 4	Mineral	Claim	2000/SEP/20
7.	380950	WK 5	Mineral	Claim	2000/SEP/20
8.	380951	KW 1	Mineral	Claim	2000/SEP/20
9.	380952	KW 2	Mineral	Claim	2000/SEP/20
10.	380953	KW 3	Mineral	Claim	2000/SEP/20
11.	383016	KW 5	Mineral	Claim	2000/NOV/28
12.	383017	KW4	Mineral	Claim	2000/NOV/28
13.	383037	WK 6	Mineral	Claim	2000/NOV/28
14.	383038	WK 7	Mineral	Claim	2000/NOV/28
15.	537435	HR	Mineral	Claim	2006/JUL/20
16.	537436	HRMARGIN 1	Mineral	Claim	2006/JUL/20
17.	537437	HRMARGIN2 HOMESTAKE	Mineral	Claim	2006/JUL/20
18.	538791	RIDGE 1 HOMESTAKE	Mineral	Claim	2006/AUG/05
19.	540533	RIDGE 2 HOMESTAKE	Mineral	Claim	2006/SEP/06
20.	540540	RIDGE 3 HOMESTAKE	Mineral	Claim	2006/SEP/06
21.	545945	RIDGE 4 HOMESTAKE	Mineral	Claim	2006/NOV/27
22.	565708	RIDGE 5 HOMESTAKE	Mineral	Claim	2007/SEP/07
23.	565709	RIDGE 6 HOME	Mineral	Claim	2007/SEP/07
24.	565710	STAKE 7 VANGUARD	Mineral	Claim	2007/SEP/07
25.	598667	GOLD VANGUARD	Mineral	Claim	2009/FEB/03
26.	598668	EXTENSION	Mineral	Claim	2009/FEB/03

	Tenure Number	Claim Name	Title Type	Title Sub Type	Issue Date
27.	950714	BRAVO N1	Mineral	Claim	2012/FEB/19
28.	950719	BRAVO N2	Mineral	Claim	2012/FEB/19
29.	950722	BRAVO N3	Mineral	Claim	2012/FEB/19
30.	950724	BRAVO N4	Mineral	Claim	2012/FEB/19
31.	950725	BRAVO N5	Mineral	Claim	2012/FEB/19
32.	950726	BRAVO N6	Mineral	Claim	2012/FEB/19
33.	950727	BRAVO N7	Mineral	Claim	2012/FEB/19
34.	1011645	KN HSR 1 KINSKUCH	Mineral	Claim	2012/AUG/01
35.	1015450	NW2	Mineral	Claim	2012/DEC/22
36.	1015588	HS SOUTH 1	Mineral	Claim	2012/DEC/31
37.	1061421	NR	Mineral	Claim	2006/AUG/25

SCHEDULE "B"

DETAILS AS TO OUTSTANDING CONVERTIBLE SECURITIES

As of March 6, 2023, there were 10,845,751 stock options of the Corporation outstanding to purchase 10,845,751 Common Shares and 2,054,678 restricted share units outstanding convertible into 2,054,678 Common Shares

SCHEDULE "C"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

Capitalized terms used in this Schedule C and not defined herein have the meaning ascribed thereto in the underwriting agreement among Research Capital Corporation, Haywood Securities Inc. and Raymond James Ltd. (collectively, the "Underwriters") and Dolly Varden Silver Corp. (the "Corporation") dated effective March 6, 2024 to which this Schedule "C" is annexed, and the following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expectedto have the effect of, conditioning the market in the United States for the Charity Flow-Through Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(b) "Foreign Private Issuer" means a "foreign private issuer" as that term is defined in Rule 405 under the U.S. Securities Act;

(c) "General Solicitation" and "General Advertising" mean "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Institutional Accredited Investor" means an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D

(e) "Investment Company Act" means the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

(f) "Offshore Transaction" means and "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

(g) "Qualified Institutional Buyer" means a "qualified institutional buyer" as such term is defined in Rule 144A;

(h) "RegulationS" means Regulation S adoptedby the SEC under theU.S. Securities Act;

(i) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S;

(j) "United States" means "United States" as that term is defined in Rule 902(l) of Regulation S;

(k) "U.S. Accredited Investor" means an "accredited investor" within the meaning of Rule 501(a) of Regulation D;

(l) "U.S. Affiliate" of any Underwriter means theU.S.registeredbroker-dealeraffiliate of such Underwriter;

(m) "U.S. Purchasers" means purchasers of Charity Flow-Through Shares in the Offering who are in the United States, were offered Charity Flow-Through Shares in the United States, or placed their order to purchase the Charity Flow-Through Shares from within the United States; and

(n) "U.S. Purchaser's Letter" means the Qualified Institutional Buyer Letter or U.S. Subscription Agreement for Institutional Accredited Investors, as the case may be, in substantially the same form appended to the U.S. Private Placement Memorandum as Exhibits I and II thereto, respectively.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters (for and on behalf of itself and the U.S. Selling Group Members) acknowledges that the Charity Flow-Through Shares (the "Securities") have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and such securities may not be offered or sold in the United States or to, or for the account or benefit of, any persons in the United States or the U.S. Persons, except in accordance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each of the Underwriters (for and on behalf of itself and the U.S. Selling Group Members) severally represent, warrant and covenant to the Corporation as of the date hereof and the Closing Date that:

1. the Charity Flow-Through Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. The Charity Flow-Through Shares sold to persons in the United States or U.S. Persons will be "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act and that Charity Flow-Through Shares sold under Section 4(a)(2) of the U.S. Securities Act will bear a legend to such effect. It has offered for sale the Charity Flow-Through Shares only as follows: (a) in Offshore Transactions in accordance with Rule 903 of Regulation S; or (b) offers of the Charity Flow-Through Shares to, or for the account or benefit of, persons in the United States and U.S. Persons that are (i) Qualified Institutional Buyers, and(ii) SubstitutedPurchasers that are Institutional Accredited Investors purchasing in transactions that are exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 144A and Section 4(a)(2) of the U.S. Securities Act, respectively, and similar exemptions under applicable U.S. state securities laws, as provided in the paragraphs set forth below. Accordingly, none of the Underwriters, its U.S. Affiliate, any of their affiliates or any persons acting on behalf of any of them, has made or will make (except as permitted in the paragraphs set forth below) any: (x) offer to sell, or any solicitation of an offer to buy, any of the Charity Flow-Through Shares to, or for the account or benefit of, any person in the United States or any U.S. Person; (y) any sale of the Charity Flow-Through Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Underwriter, U.S. Affiliate, affiliate or person acting on any of their behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person; or (z) Directed Selling Efforts;

2. the sale of the Charity Flow-Through Shares in the United States or to, or for the account or benefit of, U.S. Persons will be made only by the Underwriters or their respective U.S. Affiliates, acting as agents, (i) pursuant to Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers, or (ii) pursuant to a private placement under Section 4(a)(2) of the U.S. Securities Act to Substituted Purchasers that are Institutional Accredited Investors, and in each case, in compliance with any applicable state securities laws of the United States. The Charity Flow-Through Shares sold to persons in the United States or U.S. Persons will be "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act and that Charity Flow-Through Shares sold under Section 4(a)(2) of the U.S. Securities Act will bear a legend to such effect. Each Qualified Institutional Buyer and each Institutional Accredited Investor shall have made the representations, warranties and agreement set forth in the U.S. Purchaser's Letter;

3. it and its affiliates, including its U.S. Affiliate, have not, (i) either directly, or through a person acting on its or their behalf solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Charity Flow-Through Shares in the United States by any form of General Solicitation or General Advertising, Directed Selling Efforts or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer or sale of the Charity Flow-Through Shares to, or for the account or benefit of, persons in the United States or U.S. Persons, or (ii) has taken or will take any action (including the sale of securities to, or for the account or benefit of, persons in the United States or U.S. Persons) that would cause the exemptions afforded by Rule 144A and Section 4(a)(2) of the U.S. Securities Act to becomeunavailable with respecttothe offer andsale of theCharity Flow-Through Shares, to, or for the account or benefit of U.S. Persons or that would cause the exclusion from suchregistration requirementssetforth inRule903of RegulationStobecomeunavailable with respect to the offer and sale of the Charity Flow-Through Shares in Offshore Transactions outside the United States to non-U.S. Persons for offers and sales of the Charity Flow-Through Shares pursuant to this Underwriting Agreement;

4. it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Charity Flow-Through Shares, except with its U.S. Affiliate, any Selling Group members or with the prior written consent of the Corporation;

5. it shall cause its U.S. Affiliate to agree, and it shall require each Selling Group member to agree, for the benefit of the Corporation, to comply with, and shall cause its U.S. Affiliate and shall use its commercially reasonable efforts to ensure that, each Selling Group member complies with, the provisions of this Schedule "C" applicable to the Underwriter as if such provisions applied to such U.S. Affiliate or Selling Group member, as applicable;

6. on the dates of such offers and sales the Underwriter's U.S. Affiliate was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempt therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

7. all offers and sales of Charity Flow-Through Shares to, or for the account or benefit of, persons in the United States or U.S. Persons have been and shall be made by the Underwriter by or through its U.S. Affiliate (the "Underwriters U.S. Affiliate") in accordance with all applicable broker-dealer laws and regulations and in compliance with this Schedule "C";

8. each U.S. Affiliate selling the Charity Flow-Through Shares to Qualified Institutional Buyers pursuant to Rule 144A in the United States is a Qualified Institutional Buyer;

9. it has informed or will inform (and has caused or will cause its U.S. Affiliate to inform, as applicable) all U.S. Purchasers or purchasing for the account or benefit of U.S. Persons or who were purchasing the Charity Flow-Through Shares in the United States that the Charity Flow-Through Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and Section 4(a)(2) of the U.S. Securities Act of the U.S. Securities Act and in compliance with U.S. state securities laws, as applicable; and that the Charity Flow-Through Shares sold to persons in the United States will be "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act and may not be exercised, offered, sold, pledged or otherwise transferred except pursuant to a registration statement under United States federal and state securities laws or an available exemption from such registration requirements and in compliance with the restrictions set forth in the documents and agreements governing such securities;

10. none of the Underwriter, its U.S. Affiliate or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offering of the Charity Flow-Through Shares contemplated hereby;

11. it has caused or shall cause its U.S. Affiliate to deliver (i) a copy of the U.S. Private Placement Memorandum, to each of its offerees in the United States, or that is purchasing for the account or benefit of a U.S. Person, and (ii) a copy of the U.S. Private Placement Memorandum to each U.S. Purchaser at or prior to the time of purchase of Charity Flow-Through Shares, and no other written material other than the U.S. Private Placement Memorandum and the Corporation Marketing Materials has been or shall be used in connection with the offer or sale of the Charity Flow-Through Shares in the United States;

12. offers and sales of the Charity Flow-Through Shares in the United States shall be made in accordance with exemptions from the registration or qualification requirements of all applicable state securities ("Blue Sky") laws;

13. it acknowledges that until 40 days after the commencement of the offering of the Charity Flow-Through Shares, an offer or sale of the Charity Flow-Through Shares within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirement of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirement of the U.S. Securities Act;

14. at Closing Time, together with its U.S. Affiliate offering or selling Charity Flow-Through Shares in the United States or to or for the account or benefit of U.S. Persons, will provide a certificate, substantially in the form of Exhibit I to this Schedule "C", relating to the manner of the offer and sale of the Charity Flow-Through Shares in the United States or will be deemed to have represented and warranted for the benefit of the Corporation that neither it nor its U.S. Affiliate offered or sold any of the Charity Flow-Through Shares to, or for the account or benefit of, persons in the United States or U.S. Persons; and

15. it will not complete a sale of Charity Flow-Through Shares to any purchaser in the United States unless it has received and it has delivered to the Corporation, prior to the Closing Time, a signed copy of each U.S. Purchaser's Letter, from each of the U.S. Purchasers to which it sold Charity Flow-Through Shares.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to the Underwriters and the U.S. Selling Group Members as of the date hereof and the Closing Date that:

1. it is, and at each closing will be, a Foreign Private Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Charity Flow-Through Shares;

2. it acknowledges that the Charity Flow-Through Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and that the Charity Flow-Through Shares may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Except with respect to offers and sales in accordance with the Underwriting Agreement (including this Schedule "C") to, or for the account or benefit of, persons in the United States or U.S. Persons that are (i) Qualified Institutional Buyers in reliance upon the exemption from registration provided by Rule 144A, and (ii) Substituted Purchasers that are Institutional Accredited Investors in reliance on Section 4(a)(2) of the U.S. Securities Act, and, in each case, pursuant to similar exemptions under applicable state securities laws, neither the Corporation nor any of its affiliates, nor any person acting on any their behalf (other than the Underwriters, the U.S. Affiliates or any members of the banking and the selling group formed by them (the "Selling Group"), as to whom the Corporation makes no representation), has made or will make: (A) any offer to sell, or any solicitation of anoffertobuy, any of theCharity Flow-ThroughSharesto, orfor theaccount or benefit of, a person in the United States or a U.S. Person; or (B) any sale of the Charity Flow-Through Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person, or (ii) the Corporation, its affiliates, and any person acting on any of their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person;

3. in connection with offers and sales of the Charity Flow-Through Shares outside the United States, the Corporation, each of its affiliates, and any person acting on its or their behalf (other than the Underwriters and their U.S. Affiliates or any Selling Group member, as to which no representation, warranty, covenant or agreement is made) have complied and will comply with the requirements for an "offshore transaction" (as that term is defined in Rule 902(h) of Regulation S);

4. none of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any members of the Selling Group, as to whom the Corporation makes no representation) (i) has offered or will knowingly offer to sell, or has solicited or will solicit offers to buy, any of the Charity Flow-Through Shares in the United States or to, or for the account or benefit of, U.S. Persons, by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer or sale of the Charity Flow-Through Shares to, or for the account or benefit of, persons in the United States or U.S. Persons; (ii) has engaged or will engage in any Directed Selling Efforts or has taken or will take any action (including the sale of securities to, or for the account or benefit of, persons in the United States or U.S. Persons) that would cause the exemptions afforded by Rule 144A or Section 4(a)(2) of the U.S. Securities Act tobecome unavailable with respect to the offer andsale of the Charity Flow-Through Shares, to, or for the account or benefit of U.S. Persons or which would cause the exclusion from such registration requirements set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Charity Flow-Through Shares in Offshore Transactions outside the United States to non-U.S. Persons for offers and sales of the Charity Flow-Through Shares pursuant to this Underwriting Agreement; or (iii) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with respect to the offer and sale of the Charity Flow-Through Shares;

5. for so long as any of the Charity Flow-Through Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or 15(d) of, or exempt from reporting pursuant to Rule 12g3-2(b) under, the U.S. Exchange Act, the Corporation will furnish to any holder of the Charity Flow-Through Shares in the United States and any prospective purchaser of the Charity Flow-Through Shares designated by such holder in the United States, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Charity Flow-Through Shares to effect resales under Rule 144A);

6. the Corporation has not, for a period beginning thirty days prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of the Corporation's securities and will not do so during the Offering or for a period of thirty days following the completion of this Offering in the United States in a manner that would be integrated with, and would cause the exemption provided by Rule 144A or Section 4(a)(2) of the U.S. Securities Act to become unavailable with respect to, the offer and sale of the Charity Flow-Through Shares to, or for the account or benefit of, persons in the United States or U.S. Persons as contemplated by this Underwriting Agreement;

7. the Common Shares and Charity Flow-Through Shares are not, and as of the Closing Time, as the case may be, will not be, and no securities of the same class as the Common Shares or Charity Flow-Through Shares are:

(a) (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable into, or exercisable for, securities so listed or quoted at an effective conversion or exercise premium (calculated as specified in paragraph (a)(6) and 22 of Rule 144A) upon issuance of less than ten percent for securities so listed or quoted;

(b) in connection with the initial resale of the Charity Flow-Through Shares to Qualified Institutional Buyers in the Offering, the Corporation shall make available to such Qualified Institutional Buyers the information required to be provided pursuant to Rule 144A(d)(4) under the U.S. Securities Act;

(c) the Corporation is not, and after giving effect to the Offering and the application of the proceeds as described in the Prospectus will not be, registered as an investment company nor will it be required to register as an investment company within the meaning of the Investment Company Act; and

(d) none of the Corporation's securities are registered or are required to be registered under Section 12 of the U.S. Exchange Act and the Corporation does not, and will not upon the offer and sale of the Charity Flow-Through Shares, have a reporting obligation under Section 13 or Section 15(d) of the U.S. Exchange Act; and

8. none of the Corporation or any of its predecessors or affiliates has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

ANNEX I TO SCHEDULE "C"

U.S. Selling Group Member Certificate

In connection with the private placement in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons of the securities of Dolly Varden Silver Corp. (the "Corporation") pursuant to the underwriting agreement between the Corporation and the Underwriters named therein dated effective March 6, 2024 (the "Underwriting Agreement"), the undersigned does hereby certify to the Corporation and the Underwriters as follows:

(a) all offers to sell, solicitations of offers to buy and sales of the Charity Flow-Through Shares to, or for the account or benefit of, persons in the United States were made only by or through the U.S. Affiliate in compliance with all applicable United States state and federal broker-dealer requirements. The U.S. Affiliate is, and was at all relevant times, a Qualified Institutional Buyer, a duly registered broker or dealer with the SEC and in each state applicable to the U.S. Affiliate (unless exempt therefrom) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b) all offers and sales of the Charity Flow-Through Shares, to or for the account or benefit of, persons in the United States have been conducted by us in accordance with the Underwriting Agreement, including Schedule "C" thereto;

(c) each offeree that was in the United States or that was, or that was acting for the account or benefit of, a U.S. Person was provided with a copy of a Preliminary Prospectus, and each purchaser of the Charity Flow-Through Shares that was in the United States or that was a U.S. Person (and each purchaser of the Charity Flow-Through Shares that was offered Charity Flow-Through Shares for the account or benefit of a U.S. Person or a person in the United States) was provided with a copy of the Prospectus, and no other written material was used in connection with the offer and sale to any such purchaser;

(d) immediately prior to our making of any offers of Charity Flow-Through Shares to or for the account or benefit of offerees in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer or Institutional Accredited Investor, and, on the date hereof, we have reasonable grounds to believe and continue to believe that each U.S. Purchaser of Charity Flow-Through Shares is a Qualified Institutional Buyer or an Institutional Accredited Investor;

(e) no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Charity Flow-Through Shares to or for the account or benefit of, persons in the United States and we did not engage in any Directed Selling Efforts in the United States in connection with the offer or sale of the Charity Flow-Through Shares; and

(f) prior to any sale by us of Charity Flow-Through Shares to, or for the account or benefit of, a person in the United States, each U.S. Purchaser provided an executed U.S. Purchaser's Letter, and we provided the Corporation with copies of all such completed and executed U.S. Purchaser's Letters.

Capitalized terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "C" thereto) unless defined herein.

DATED as of this ____ day of _______________________, 2024

[INSERT NAME OF U.S. SELLING GROUP MEMBER]

By:         ________________________________________________

Authorized Signing Officer